Exhibit 99.1

35th QUARTLY REPORT

(The 35th Fiscal Year)

From January 1, 2002 to September 30, 2002

     To: Financial Supervisory Commission and Korea Stock Exchange

     We hereby submit the Quarterly Report for the third quarter of the 35th fiscal year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Nov 25, 2002

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
General Manager of Finance
Management Department
Tel) 82-2-3457-0234

     This is an English-language translation of POSCO quarterly report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The quarterly financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis and have not been audited. The accounts of the financial statements or figures in the report are expressed in Korean won (“KRW” or “Won”).

I. Overview

1. Purpose of the Company

A. Businesses engaged by the Company

Items	Details

a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot rolled Coils, Cold Rolled Coils Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate, and distribution businesses	POSCO Center
d. To engage in the supply of district heating business
e. To engage in marine transportation, processing and sales of minerals within or outside Korea
f. To engage in all other conduct, activities or businesses which are related directly or indirectly to the attainment and continuation of the foregoing purposes

B. Businesses not engaged by the company

Items	Details

a) To engage in the supply of LNG and power generation, as well as in the distribution business thereof
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Kwangyang were transformed into regional professional soccer teams

C. Businesses engaged by the subsidiaries and Affiliates

Items	Details

Pohang Coated Steel: Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co.: Production & sales of steel bar and steel pipe
POSCON: Manufacturing and sales of electric controlling devices
POSREC: Manufacturing and sales of blast furnace and refractory bricks
POSCO Machinery Engineering: Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co.: Maintenance and repair of steel plant machinery & equipment
POSCO Engineering & Construction: Construction and engineering
POS A.C. Architects & Engineering: Construction design
POSCO Steel Sales & Service: Steel product sales and General trading
POSDATA: Development and sales of computer hardware and software
Seung Kwang: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting, education
POSTECH Venture Capital Co.: Support of venture capital

2. Business Organization

A. Headquarters, Steel Works and Offices

Headquarters	1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
Steelworks	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea Kwangyang Works: 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea
Domestic Offices	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea Pusan Office: 10F Dongbang Bldg., 25, Chungang-dong 4-ga, Chung-ku, Pusan, Korea
Overseas Offices	The Company is running 13 overseas offices (Beijing, Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of collecting business information and supporting the Company’s export/import business
Tokyo Branch	POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

B. Significant Developments

1968	April	Pohang Iron and Steel Co., Ltd. established
1970	April	1st stage construction of Pohang Works begun
1973	July	1st stage construction of Pohang Works completed (1.03 million ton per year(tpy) crude steel)
1976	May	2nd stage construction of Pohang Works completed (2.6 million tpy)
1978	December	3rd stage construction of Pohang Works completed (5.5 million tpy)
1981	February	4th stage construction of Pohang Works completed (8.5 million tpy)
1983	May	2nd phase of the 4th stage construction of Pohang Works completed (9.1 million tpy)
1985	March	1st stage construction of Kwangyang Works begun
1987	March	Research Institute of Industrial Science & Technology (RIST) founded
	May	1st stage construction of Kwangyang Works completed (11.8 million tpy)
1988	June	POSCO stock listed on the Korea Stock Exchange
	July	2nd stage construction of Kwangyang Works completed (14.5 million tpy)
1990	December	3rd stage construction of Kwangyang Works completed (17.5 million tpy)
1992	October	4th stage construction of Kwangyang Works completed (20.8 million tpy)
1993	December	ISO 9002 certification acquired
1994	June	POSCO Research Institute (POSRI) founded
	October	New York Stock Exchange (NYSE) listing
1995	October	POSCO’s ADRs listed on LSE
	November	Completed Construction of COREX
1996	October	#5 blast furnace construction in Kwangyang Works begun and #1 Mini Mill completed
1997	March	Introduced Outside Directors
	August	#4 Cold Rolling Mill in Kwangyang Works completed
1998	April	30th Anniversary of establishment
1999	March	Completed construction of #5 Blast Furnace (24.8million ton)
2000	April	Start the operation of #5 Blast Furnace

	October	Completion of Privatization
2001	July	Launched PI (or POSPIA — Integrated Management system) system
2002	March	Adopted new company name as “POSCO”

C. Change in the largest shareholder

–	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

–	Date of Disclosure: July 27, 2001

D. Change in the company name

–	Pohang Iron & Steel Co. Ltd., ▶ POSCO

–	Effective Date: March 15, 2002

E. POSCO Conglomerate

     (1)  Overview of Business Group

Criteria: Formerly every April the Korea Fair Trade Commission designates the top 30 Business Group among the same domestic Business Group based on the largest total asset of the previous business year as Large Business Group. For the purpose of regulation changing the rule.

–	The groups of limited investment: Over the amount of 5 trillion won assets groups (except groups which have under 100% debt ratio.)

–	The groups of limited mutual investment and guarantee of an obligation: Over the amount of 2 trillion won assets groups

     (2)  Company of Business Group

Company with single shareholder or relation of the shareholder owning more than 30% of stakes. Or company with single shareholder having de facto control of business

     POSCO Group:

The Korea Fair Trade Commission designated POSCO as the groups of limited investment, mutual investment and guarantee of an obligation on 2 Apr. 2002.

POSCO Group (15 companies) with total asset of 20,835 billion won designated as ninth largest group: The groups of limited mutual investment ranked 9th.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, Cognotek Korea, POSREC

     (3)  Related laws and regulations (Fair Trade Law)

Article 9-• Prohibition on Cross Share-holdings

     No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations, which have acquired or own some of its shares

Article 10 Ceiling on Total Amount of Equity Investment

     No corporation belonging to a Large Business Group shall acquire or own shares in other domestic companies whose sum of acquisition value exceeds twenty-five percent (25%) of the net assets of the corporation. Corporation belonging to a newly designated Business Group shall liquidate acquisition value within one (1) year of the date of above designation.

Article 10-2 Prohibitions on Debt Guarantees for Affiliated Corporations

     No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

Article 9-3 Prohibition on owning shares of domestic Affiliated Corporation

     No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises pursuant to the Support of Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

     (POSTECH Venture Capital Corp. subjected to above clause)

Article 11 Restrictions on the Voting Rights of Finance or Insurance Companies

     No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

Article 11-2 Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof

     When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten% (10%) of asset, is over 10 billion won or is in the form of securities, the directors’ board of the said corporation shall reach a decision thereon and make a notification thereof.

3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998

Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077 shares (7,692,308 DRs)
Issue Price Per Share	Won 114,142 (U$142)	Won 122,655 (U$76.25)	Won 73,856 (U$52)
Equity Capital (’000 Won) After the New Issue	Won 469,509,050	Won 472,787,740	Won 482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

     No relevant data.

C. Bonds with Warrant

     No relevant data

4. Other information regarding Shares

A. Total number of shares

	(As of September 30, 2002)

Authorized Shares	Outstanding Shares	Shares to be issued

200,000,000	93,589,485	106,410,515

B. Outstanding Shares

	(As of September 30, 2002)

Type	Number of shares	Amount (thousand won)

Registered Common Shares	93,589,485	467,947,425
Total	93,589,485	467,947,425

C. Treasury Stock Holdings

Time of purchase	Type	Number of Shares	Value

		(Shares, KRW)
Before Dec, 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	"	4,824,030	521,435,498,740
June 14, 2000	"	2,891,140	310,839,507,660
October 4, 2000	"	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
Total		11,028,956	1,106,549,757,503

*	ESOP (Employee Stock Ownership): Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D. Treasury Stock purchased by fund management institutes under the trust contract

As of September 30, 2002
Date	Name of the institute	Amount	Number of Shares

		(KRW, Shares)
Oct. 23, 1995	Hyundai Investment Trust	10,000,000,000	29,500
Nov. 05, 2001	Hana Bank	100,000,000,000	570,680
Total		110,000,000,000	600,180

E. Shares held by ESOA (Employee Stock Ownership Association)

Type	Beginning	Increase	Decreased	Balance

	(KRW, Shares)
Registered Common	39,900	633,900-	4,931	668,869
Total	39,900	633,900-	4,931	668,869

F. Stock option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

July 23, 2001	Sang-Boo Yoo
Ku-Taek Lee
Young-Woon Kim
Moon-Soo Park
Chang-Oh Kang
Soo-Yang Han
Won-Pyo Lee
Kwang-Woong Choi
Choong-Sik Shin
Jung-Won Kim
Seong-Yong Shin
Chung-U Park
Won-Chul Hwang
Sung-Hwan Kim
Tae-Hyun Hwang
Yong-Keun Kim
Kwang-Hee Han
Dong-Jin Kim
Soo-Chun Shin
Moon-Chan Ko
Byung-Chang Yoo
Chin-Choon Kim
Youn Lee
Kyeong-Ryul Ryoo
Seong-Sik Cho
Byung-Hoon Kim
Jong-Tae Choi
Hwang-Kyu Hwang
Song Kim
Woo-In Lee
Ung-Suh Park
Jae-Young Chung
Guil-Soo Shin
	Jong-Won Lim	100,000 50,000 20,000 20,000 20,000 15,000 15,000 12,000 12,000 12,000 12,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 2,500 2,500 2,500 2,500 2,500	July 24, 2003 ~ July 23, 2008	KRW 98,400

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Samuel F. Chevalier Soon Kim Woo-Hee Park Dae-Wook Yoon	2,500 2,500 2,500
	Sub total	498,000
	Jong-Doo Choi Joon Yang Chung Chang-Ho Kim Nam Suk Hur	10,000 10,000 10,000 10,000
April 27 2002	Chang-Kwan Oh Jeon-Young Lee	10,000 10,000	April 28, 2004 ~ April 27, 2009	KRW 135,800
	Sub total	60,000
July 22 2002	Byung-Chang Yoo	-10,000
Sep. 1 2002	Suk-Man Youn Young-Tae Keon	12,000 10,000	Sep. 19, 2004 ~ Sep. 18, 2009	KRW 115,600
Total		570,000

5. Voting Rights

	As of September 30, 2001

	Number of shares	Remarks

1. Shares with voting rights [a-b]	[93,589,485]
a. Number of outstanding shares	93,589,485
b. Number of shares without voting rights	0
2. Shares with restricted voting rights [a+b+c+d]	[11,629,136]
a. Restriction by Code of Commerce	11,629,136	Treasury Stock &
b. Restriction by Securities Exchange Law	0	Stock under trust contract
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored
Shares which can exercise voting rights [1-2+3]	[81,960,349]

6. Earnings and Dividend for the past five fiscal years

	The 34th	The 33rd	The 32nd	The 31st	The 30th

	(Million Won)
Net Profit	819,319	1,636,991	1,558,032	1,122,867	728,983
EPS (Won)	10,043	19,170	16,242	11,968	7,826
Net Profit Available for Dividend Payout	759,120	1,946,837	1,479,586	1,218,466	730,157
Cash Dividend Paid (Payable)	204,048	204,704	159,920	117,554	92,346
Pay-out Ratio	24.90%	12.50%	10.26%	10.47%	12.67%
Dividend per share (Won)	2,500	2,500	1,750	1,250	1,000
Cash Dividend Rate	50%	50%	35%	25%	20%
Dividend Yield	2.23%	3.27%	1.4%	1.94%	2.18%
Net asset per share (Won)	116,516	108,450	96,951	86,245	73,274
Recurring Profit per share (Won)	10,043	19,170	16,242	11,968	7,826

II. Business

1. Overview

A. Industry

     Steel prices which was the lowest point in the last year due to the imbalance and retreated economy have bounced back since the 1Q 2002 and will increase further in 2Q 2002. This recovery of the prices came from the restoration of the supply — demand balance. Therefore, in the US hot coil prices have increased by U$410 and Japan’s price also has increased by U$290 in September 2002.

     In the domestic market (3Q 2002), the steel market has been supported by strong domestic demand across all the major demand industries, but especially from increased auto production and construction. In Korea, most steel demanded industries was faced an upward trend that was affected the increase in steel demand continuously. POSCO and most of the cold steel companies in Korea raised the domestic steel price by 10% and export steel prices in 3rd quarter.

     The amount of sales for the third quarter is 12.1 percent higher than that of the same period last year, which was estimated at 2 trillion 749.3 billion won, and 10.2 percent higher than the 2 trillion 794.7 billion won in sales recorded in the second quarter this year. Of the last five consecutive quarters, this is the first time POSCO has recorded sales of more than 3 trillion won, operating and ordinary profits of more than 500 billion won and net profits of more than 300 billion won.

     The main reasons for the result are the increase steel price, customer-oriented marketing and the improvement of profit margin through the production cut.

     B.     The Company

(1)	Review of operation and breakdown of business

(a)	Review of operation

The production of crude steel was increased by 243 thousand tons to 7,260 thousand tons and the steel product was also increased by 447 thousand tons to 6,598 thousand tons in 3Q 2002.

And the total sales volume was increase by 289 thousand tons to 6,924 thousand tons which was divided to the domestic and abroad 5,295 thousand tons and 1,629 thousand tons respectively. And the ratio of export was increased to 23.5%.

Though the steel price has risen since 2Q 2002, an average price in 3Q of this year is higher than the same period of the last year. POSCO’s steel output and sales grew strongly year-on-year by 3.3% and 4.1% year-on-year, on the back of strong demand. Third quarter sales were up 12% year-on-year. While POSCO managed to increase operating profit by 46% and almost doubled our net profit.

Total asset was decreased by 2,860 billion won to 17,730 billion won the same period of the last year. And the debt ration was decreased to 52.4% and was one of the lowest ratio among the domestic companies.

The company has an expansion plan for the subsidiaries in China for increase in high value-added product. POSCO currently has investment in three steel mills in China — (1) Zhangjiagang where POSCO will expand the production of stainless cold-rolled steel to 280,000 tons, (2) Dalian color steel plate manufacturing plant to expand capacity to 150,000 tons, and (3) Sundai electric color steel plant to increase capacity to 100,000 tons.

And POSCO holds 80 percent of the shares, investing US$48 million out of the total capital US$60 million and Qingdao Steel holds the remaining 20 percent. The estimated annual production capacity of the stainless steel plant is predicted to be at 150,000 tons. Construction of the plant is set to begin in August 2003 and production is expected to start in 2005.

In order to continue to maintain POSCO’s current position as the globally leading steel company, we continue to invest in the development of new technologies and higher value added products that cater to our customer’s needs. The focus for the future will lie on the development, and increased portion of sales of, high grade, value added steel for automobiles and stainless steel.

For the past several years, POSCO has also been investing in the development of the Finex technology which we hope will eventually replace the existing blast furnaces in the long run. The Finex technology also uses cheaper raw materials such as fine iron ore and non-coking coal thus reducing cost.

The successful deployment of POSPIA, integrated management system, in July and the completion of Phase 1 of the company-wide process innovation (PI) initiative, which included all business processes from sales to procurement and financing, were a major achievements recorded in 2001. In Phase 2 of PI, the company concentrate on the activity based costing, customer related management and supply related management. And POSCO introduced 6 sigma for the management innovation. in Phase 2 of PI.

Especially, 6 sigma activities have enabled a more scientific management by allowing the employees to receive their order precisely at the requested time. As the result of this, POSCO will maintain the position as global leader with continuing growth outlook on a firm base of steel business.

(b)	Breakdown of businesses for disclosure

N.A.

(2)	Market Share

	35th 3Q		The 34th		The 33rd

	Fiscal Year	Share (%)	Fiscal Year	Share (%)	Fiscal Year	Share (%)

	(Million Tons, %)
Steel Production	33.6	100	43.9	100	43.6	100
POSCO	20.9	62	27.8	63	27.7	64
Others	12.7	38	16.1	37	15.9	36

(3)	Market Characteristics

(a)	End users of steel consist of national strategic industries such as automobile, shipbuilding and home appliances. And POSCO tries to supply good quality steel to the end users for prosperity of both of them.

(b)	Order-production-sales system has been set up to satisfy user’s diverse needs and to secure stable operation.

(4)	New businesses

N.A.

2. Major Products and Raw Materials

A. Sales Mix

	Uses	Sales	Sales Mix

		(Billion Won)
HR Products	Steel Pipe,	3,973	46%
	Shipbuilding, Containers
CR Products	Automobiles, Home Electronics	3,070	36%
STS Products	Home Appliances	1,412	17%
Byproducts and Others	Cement, Pavement	97	1%
Total		8,582	100%

B. Price Movements of Major Products

		2002 3Q	2001	2000

HR Products	Domestic (Won/Ton)	308,161	287,894	308,414
	Export (Won/Ton)	298,309	277,614	299,121
CR Products	Domestic (Won/Ton)	405,371	386,921	426,232
	Export (Won/Ton)	352,955	367,116	411,225

(1)	Calculation Method

–	Average product prices calculated from sales divided by tons sold, excluding freight revenue.

(2)	Major causes of price fluctuation

–	Total production of steel consuming industries in both domestic and foreign market and the over-capacity in steel industry have caused the low steel price in 2001.

C. Raw Materials

Item	Uses	Total Costs	Share	Major Supplying Countries

		(Million Won)
Iron Ore	Steel Input	283,529	25.97%	Australia, Brazil
Coal	Energy Source	312,409	28.62%	Australia, Canada
Others	Inputs for STS Steel, Coated Steel and others	495,710	45.41%
Total		1,091,648	100%

D. Price Movements of Major Raw Materials

Item	2002 3Q	2001	2000

	(Won/Ton)
Iron Ore	29,658	33,261	29,310
Coal	60,529	61,832	52,411
Steel Scrap	155,760	145,411	138,366
Nickel	8,705,100	7,913,810	10,687,567

(1)	Price is the sum of CIF price, customs duties, unloading expenses incurred on average for each ton of total purchased volumes.

(2)	Major price change

(a)	Iron Ore

- Price trends (C&F): U$25.6/ton (’00) • U$25.14/ton (’01) • U$24.02/ton (2002 3Q)

(b)	Coal

- Price trends (C&F): U$44.9/ton (’00) • U$46.52/ton (’01) • U$49.47/ton (2002 3Q)

(c)	Scrap

- Price trends (CIF): U$122 (’00) • U$110 (’01) • U$124.68/ton (2002 3Q)

(d)	NICKEL

- Price trends: U$3.92/LB (’00) • U$2.70/LB (’01) • U$3.10/LB (2002 3Q)

3. Production and Facilities

A. Production capacity

	2002 3Q	2001	2000

	(Thousand Ton)
Pohang Works	9,150	12,200	12,200
Kwangyang Works	11,850	15,800	15,800
Total	21,000	28,000	28,000

- Pohang Works: #1 Steel Making (1,950) + #2 Steel Making (6,300) + STS (900) = 9,150

- Kwangyang: #1 Steel Making (5,100) + #2 Steel Making (5,400) + Minimill (1,350) = 11,850

- Total = 21,000 thousand tons

Based on actual capacity revised on April, 1999

B. Production and Capacity Utilization Rate

(1)	Production

	2002 3Q	2001	2000

	(Thousand Ton)
Pohang	9,110	12,042	12,354
Kwangyang	11,793	15,784	15,381
Crude Steel	20,903	27,826	27,735
Plate Pohang	2,340	3,069	3,106
HR Products	6,866	9,770	9,349
Pohang	2,324	3,471	3,175
Kwangyang	4,542	6,299	6,174
CR Products	6,615	8,736	9,148
Pohang	1,173	1,533	1,710
Kwangyang	5,442	7,203	7,438
STS Pohang	925	1,228	1,212
Others Pohang	2,191	2,970	2,931
Kwangyang	76	228	115
Pohang	8,953	12,092	12,134
Kwangyang	10,059	13,730	13,728
Finished Products	19,012	25,822	25,862
Pohang	406	490	335
Kwangyang	729	927	705
Intermediate Products	1,135	1,416	1,040
Pohang	9,359	12,582	12,469
Kwangyang	10,788	14,656	14,433
Total Products	20,147	27,238	26,902

(2)	Capacity Utilization Rate for 2002 3Q in Terms of Crude Steel Production

	Capacity	Production	Utilization Rate

	(Thousand Ton)
Pohang Works	9,150	9,110	99.6%
Kwangyang Works	11,850	11,793	99.5%
Total	21,000	20,903	99.5%

–	Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1)	Book Value of Fixed Assets

	Beginning			Ending
	Book Balance	Change	Depreciation	Book Balance

	(Million Won)
Pohang	3,483,655	466,362	431,380	3,518,637
Land	415,513	-4,305		411,208
Building	945,232	18,545	40,801	922,976
Structures	385,197	15,336	19,118	381,415
Machinery & Equipment	1,686,231	432,847	356,479	1,762,599
Vehicles	13,321	2,853	4,011	12,163
Tools and Fixtures	9,551	3,020	4,883	7,688
Furniture & Others	28,610	-1,934	6,088	20,588
Kwangyang	3,931,862	579,334	503,638	4,007,558
Land	379,776	-16		379,760
Building	946,415	9,954	50,261	906,108
Structures	557,844	22,390	32,603	547,631
Machinery & Equipment	2,026,088	547,256	414,590	2,158,754
Vehicles	4,155	749	3,102	1,802
Tools and Fixtures	7,565	695	1,938	6,322
Furniture & Others	10,019	-1,694	1,144	7,181
Total	7,415,517	1,045,696	935,018	7,526,195

(2)	Major Capital Expenditures

(a)	Investments under construction

			Invested
	Construction	Total	Amount		Amount to
Project	Period	Investment	(3Q 2002)		be Invested

		(Hundred million Won)
Expansion		9,686	5,392	(3,955)	4,294
(P) STS HR capacity expansion	’01.07-’03.05	5,289	2,841	(2,221)	2,448
(P) Finex Demo Plant installation	’01.1-’03.6	1,310	657	(581)	653
(P) #3,4 Sox, Nox Sinter Line installation	’02.3-’04.05	835	74	(28)	761
(P) #1 Continuous Casting Bloom Cutting System installation	’00.12-’02.11	821	695	(424)	126
(K) #2 Cokes CDQ installation	’01.5-’02.10	718	697	(294)	21
Maintenance		2,321	709	(534)	1,612
(P) #2 Cold rolling rationalization	’02.09-’03.5	482	111	(82)	371
(P) Lime calcinations rationalization (#1,2)	’02.1-’02.3	326	51	(37)	275
(K) #1 Continuous Casting Cutting System remodeling	’02.09-’03.06	971	98	(51)	873
(P) #2 Steel Making #1 RHOB rationalization	’02.05-’02.12	273	202	(184)	71
(P) #4-2 Chemical disposal facility heightening	’01.08-’02.10	269	247	(180)	22
Total		12,007	6,101	(4,489)	5,906

(b)	Planned investments

	Total
Project	Amount	2002	2003	2004

	(Hundred Million Won)
(P) #12 Oxygen Plant (extension)	600	—	102	406
(P) #1 CR rationalization	889	96	523	199
(P) #2 HR (New)	327	194	47	71
(P) EGL line rationalization	273	—	25	248
(P) Others		10,671	6,759	7,317
(K) Continuous Casting Slab installation	640	30	327	67
(K) LNG terminal	3,026	169	1,271	1,413
(K) #2 Furnace maintenance	1,752	122	54	427
(K) #3 HR specialization for automobile	544	21	299	224
(K) Others		5,858	3,271	5,173
Total		17,067	13,391	15,985

4. Sales

A. Breakdown of Steel Product Sales

		3Q 2002		3Q 2001		2001

		Volume	Amount	Volume	Amount	Volume	Amount

		(Thousand Ton, Hundred Million Won)
Hot Rolled Products	Domestic	10,472	34,284	10,620	33,381	14,333	44,901
	Export	1,691	5,444	1,829	5,572	2,339	7,020
	Total	12,163	39,728	12,449	38,953	16,672	51,921
Cold Rolled Products	Domestic	4,380	19,860	4,008	17,739	5,409	23,817
	Export	2,755	10,844	2,856	12,035	3,791	15,717
	Total	7,135	30,704	6,864	29,774	9,200	39,534
Stainless Steel	Domestic	646	9,929	607	9,177	815	12,385
	Export	287	4,193	325	4,713	425	6,088
	Total	933	14,122	932	13,890	1,240	18,473
Others	Domestic		973		877		1,189
	Export
	Total		973		877		1,189
Total	Domestic	15,498	65,046	15,235	61,174	20,577	82,291
	Export	4,733	20,481	5,010	22,320	6,555	28,826
	Total	20,231	85,527	20,245	83,494	27,112	111,117
Discount			189		206		256
Grand Total		20,231	85,338	20,245	83,288	27,112	110,861

- Export includes local export sales

B. Marketing organization, channel and strategy

(1)	Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2)	Sales Channel

i)	Direct sales: POSCO • Customers

ii)	Indirect Sales

- Domestic market: Sales agents, e-sales or POSTEEL

- Overseas Market: General Trading Companies

(3)	Sales Condition

- Domestic Sales: Credit sales based on production to order

- Export Sales: Sales based on irrevocable Letter of Credit

(4)	Sales strategies

Change marketing strategy toward higher profits

- Enhance sales mix focused on profitability

- Increase sales of high value-added products and differentiate each market based on the customer.

Secure Domestic market share and diversification of export market

- Increase market share at domestic competing products

- Secure stable export market and focus on high value-added products

- Increase on time delivery rate

Strengthen marketing focused on customer oriented

- Increase customers’ satisfaction

- Strengthen the technology service to the customers to support the quality competence

5. Orders Received

     Please refer to 4. A. Breakdown of Steel Product Sales

- Ordered volume is similar to sales volume because the company produces and sales based on orders

6. Related to the Derivatives

A. Foreign Exchange Position

				Current Position			Future Position

Nation	Currency			Position	Assets	Debt	Position	Assets	Debt

				(Unit: USD, EURO: Thousand, JPY: Million)
USA	$		USD	-1,202,338	70,036	1,272,374	6,915	69150
Japan		•	JPY	-87,828	7	87,835	-900		900
Germany			DEM
UK		•	GBP
Euro land			EURO	-35,134		35,134
Others

–	Current position based on foreign assets and debt.

				Option Position			Swap Position

Nation	Currency			Position	Assets	Debt	Position	Assets	Debt

(Unit: USD, EURO: Thousand, JPY: Million)
USA	$		USD				174,000	174,000
Japan		•	JPY				-22,868		22,868
Germany			DEM
UK		•	GBP
Euro land			EURO
Others

B. Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

     First, Natural Hedge.

     Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

     Second, Balance the assets and debt.

     An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

     Third, Introduce the risk management system.

     POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

     N.A.

8. Research & Development

A. R & D Organization

		Number of
		Teams or groups	Staff

In-house	Technology Development Department	8	67
	Environment & Energy Department	20	18
	Technical Research Laboratory (Group)	12	445
Independent	Research Institute of Industrial Science and Technology		450

B. R&D Expense

	2001	2000	1999

	(Million Won)
1. Raw Materials	21,362	14,782	12,353
2. Labor cost	18,588	20,075	17,180
3. Depreciation	15,626	15,785	15,535
4. Subcontract	100,598	101,561	70,273
5. Other Expense	24,259	24,942	20,545
Total	180,433	177,145	135,886

C. R&D projects

Year	No. of Projects	Major Projects

1999	376	- Development of Commercial Invar Alloy
		- Minimization Technology of coating sag and zinc ash of Hot-dip Galvanized Steel Sheets
		- Development of Technology of New Shape Control in Tandem Cold Rolling Mill
		- Process Development for the Treatment of the Flue Gas in the Fluidized Bed Incinerator
		- A Study on Manufacturing Condition and Assessment of Formability for Ultra-High Temper Black plate
		- Development of High Tensile Strength Bead Wire for Direct Drawing
		- Development of an optimization technology in an incinerator operation to minimize a pollutant emission
		- Development of anti-fingerprint coating containing inorganic compound
2000	406	- Technology for Reduction of skull in RH-TOB System
		- Development of Repair Welding Technology of Steel Structure
		- Development of Material and can-making Technology for Ultra Light D&I Can
		- Development of Zn Electrolyte for improved Surface Appearance
		- Technology of Product Enhancement for Mini-Mill
		- Development of GA Super-EDDQ
		- Technology for Recycling EAF Dust Directly to Furnace
2001	478	- Development of Strip Casting Process
		- Development of Fluidized Bed Reduction and Charging Technology with FINEX 150t/d Pilot Plan
		- Combined Removal of Air Pollutants using Non-thermal Plasma Process
		- Development of integrated recoiling process for hot rolled strip
		- Development of wire rope for direct drawing
		- Control of Center Segregation in Slab for High Carbon Steel
		- Development of Advanced Steel Furniture compatible with Digitalized Office Environment
		- Development of the Non-oriented Electrical Steel with Superior Magnetic Properties
		- Biological metal recovery from electroplating wastewater

9. Other information for investment decision making

A. Funding from domestic market

Source	Beginning	Increase (Decrease)	Ending Balance

	(Hundred Million Won)
From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	23,000	- 2,000	21,000
Others
Total	23,000	- 2,000	21,000

•	Total amount of Corporate Bond issued during 3Q 2002 is KRW 500 billion.

B. Funding from overseas

	Beginning	Increase (Decrease)	Ending Balance

	(Hundred Million Won)
Financial Institutions	6,934	-126	6,808
Bond	22,040	-4,066	17,974
Equity
Others
Total	28,974	-4,192	24,782

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

	3Q 2002	2001	2000	1999	1998

	(Unit: million won)
Current Assets	3,680,306	3,560,773	4,543,060	4,166,180	4,916,958
Quick Assets	2,417,901	2,191,303	3,080,993	2,876,489	3,688,226
Inventories	1,262,405	1,369,470	1,462,067	1,289,691	1,228,732
Fixes Assets	13,592,679	14,054,757	13,223,506	13,061,277	13,054,614
Investments	4,129,702	4,609,647	3,990,724	3,443,239	2,886,121
Tangible Assets	9,141,976	9,118,589	8,929,983	9,411,491	9,668,946
Intangible Assets	321,001	326,521	302,799	206,547	148,488
Deferred Assets	—	—	—	—	351,059
Total Assets	17,272,985	17,615,530	17,766,566	17,227,457	17,971,572
Current Liabilities	2,412,570	2,252,545	3,509,702	2,994,780	3,589,097
Fixed Liabilities	3,523,199	5,166,492	4,826,918	5,146,157	5,979,965
Total Liabilities	5,935,769	7,419,037	8,336,620	8,140,937	9,586,251
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,685,474	3,673,621	3,670,457	3,675,351	3,904,348
Retained Earnings	8,399,998	6,986,939	6,662,163	5,208,591	4,085,475
Capital Adjustments	•1,230,659	•946,470	•1,385,078	•279,825	•86,905
Total Shareholders’ Equity	11,337,216	10,196,493	9,429,946	9,086,520	8,385,321
Total Sales	8,533,880	11,086,119	11,692,000	10,696,148	11,137,684
Operating Profit	1,190,589	1,429,457	2,099,224	1,819,452	1,720,182
Recurring Profit	965,195	1,114,971	1,331,484	1,662,779	1,415,313
Net Profit	736,391	819,319	1,636,991	1,558,032	1,122,867

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows

	For 3Q 2002	For 1999,2000 and 2001	For 1998,1997 and 1996

CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Refer to (1)	Unqualified	Unqualified

(1)	Content of review report as of September 30, 2002

     We have reviewed the accompanying non-consolidated balance sheet of POSCO— previously Pohang Iron & Steel Co., Ltd (the “Company”) as of September 30, 2002, and the related non-consolidated statement of earnings for the nine-month period then ended, expressed in Korean Won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

     We conducted our review in accordance with quarterly and semi-annual review standards as established by the Securities and Futures Commissions of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

     Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

     The financial statements of the Company for the nine-month period ended September 30, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date October 19, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

B. Any violations against GAAP

(1)	Violations which need to amend financial statements

N.A.

(2)	Violations, which are not related with amendment of financial statements

N.A.

C. Other items to be paid attentions

(1)	Changing of company name:

     As discussed in Note 1 to the quarterly financial statements, the Company changed its name from Pohang Iron & Steel Co., Ltd. to POSCO in accordance with the approval of shareholders on March 15, 2000

(2)	Transaction with interested parties

     As discussed in Note 22 to the non-consolidated financial statements, during the nine-month period ended September 30, 2002 and 2001, the Company entered into sales and purchases transactions with related parties amounting to Won1,579,744 million and Won1,381,753 million, respectively, in 2002 and Won1,401,435 million and Won873,253 million, respectively, in 2001. Related receivables and payables are Won297,071 million and Won144,855 million, respectively, as of September 30, 2002 and Won359,740 million and Won102,732 million, respectively, as of September 30,2001

(3)	The change of accounting policies

     As discussed in Note 15 to the non-consolidated financial statements, during the nine-month period ended September 30, 2002, in accordance with the Company’s newly established corporate accounting standards, the Company reversed previously recorded allowance to the beginning balance of retained earnings. As a result, the beginning balance of retained earnings increased by Won717,510 million and net income for the current period increased by Won15,221 million.

(4)	Uncertainty of Korean economy

     As discussed in Note 25 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region since the financial crisis in 1997. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

* Above statements are referred from Auditor’s report.

3. Accounting policies

A. Allowance for Doubtful Accounts

     The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibles of individual accounts and prior year collection experience.

B. Allowance ratio for doubtful account for the past three years

		Total	Allowance	Allowance Ratio

		(Million won, %)
3Q
2002	Receivables	1,039,283	10,361	1.00
	Short term loans	2,338	23	0.98
	Other account receivables	53,645	37,777	70.42
	Long term loans	1,101	11	1.00
	Long term receivables	48,480	4,245	8.76
	Other investment	215,877	105,487	48.86
3Q
2001	Receivables	1,042,917	10,398	1.00
	Short term loans	99,026	1	0.00
	Other account receivables	50,736	179	0.35
	Long term loans	1,112	11	0.99
	Long term receivables	55,702	9,500	17.06
	Other investment	278,806	69,074	24.77
2001	Receivables	1,133,188	11,293	1.00
	Short term loans	96,270	1	0.00
	Other account receivables	32,057	55	0.17
	Long term loans	1,103	11	1.00
	Long term receivables	46,236	4,245	9.18
	Other investment	225,687	69,074	30.61
2000	Receivables	1,355,105	12,914	0.95
	Short term loans	9,251	29	0.32
	Other account receivables	25,722	680	2.64
	Long term loans	100,173	1,002	1.00
	Long term receivables	53,129	9,319	17.54
	Other investment	61,344	170	0.28

C. Changes in accounting policy for the past 5 years

(1)	Change of useful lives of tangible assets (1999):

     The Company changed its estimation method from the dual method differently applied according to the purchasing time to the unified method to more appropriately reflect the economic useful lives of fixed assets.

(2)	Change in allowance for special repairs (1999):

     The Company changed its estimation method of future inflation rate from the average of historical data to long-term forecast data to have an appropriate estimate allowance for repairs for the blast furnace facilities.

(3)	Abolition of allowance for special repairs

     The company has accounted the reasonable amounts as the allowance for special repairs according to the calculation applying 15 years estimated repairing term and inflation rate, based on the purchasing price (including revaluation amount) for the regular special repair of the blast furnace facilities. But the company retrieved those accounted amounts as of Dec.31, 2001 in accordance with accounting standard.

D. Any net loss for the past 5 years and the reasons

     N.A.

E. For the past 5 years, when did the company record net income change greater than 30% compared to previous years and why?

(1)	Net income for the recent 5 years

2001		2000		1999		1998		1997

Amount	Change	Amount	Change	Amount	Change	Amount	Change	Amount	Change

(billion won)
819	-50%	1637	5%	1,558	39%	1,123	54%	729	17%

(2)	Main reasons for net income change

–	Change in sale volume and price

–	Change in raw material and impact of exchange

–	Extraordinary gain from evaluation of investment securities

–	Cost reduction activities, etc.

4. Unconsolidated Financial Statements

A. Balance Sheet

     Refer to the attached the review report for the six months periods ended June 30, 2002

B. Income Statements

     Refer to the attached the review report for the six months periods ended June 30, 2002

C. The Note in the Financial Statement

     Refer to the auditor’s note in financial statement

D. The Financial Statement before and after amended in this fiscal year

     N.A.

5. Consolidated Financial Statements

A. Summary for the fiscal years 1997 through 2001

	2001	2000	1999	1998	1997

	(million won)
Current Assets	4,960,937	6,306,451	5,982,514	7,016,426	6,515,798
Quick Assets	3,223,686	4,394,808	4,306,231	5,441,838	4,767,796
Inventories	1,737,251	1,911,643	1,676,282	1,574,588	1,748,003
Fixed Assets	14,444,398	13,840,224	13,685,492	13,562,658	13,102,256
Investments	3,352,924	2,849,980	2,472,524	1,763,880	2,454,191
Tangible Assets	10,600,766	10,536,136	10,811,472	11,153,471	9,530,128
Intangible Assets	490,708	454,108	401,496	241,257	194,633
Deferred Assets	—	—	—	404,050	923,303
Adjustment for consolidation	—	—	30,899	21,619	4,678
Total Assets	19,405,334	20,146,675	19,698,905	20,600,703	19,622,732
Current Liabilities	3,618,918	5,346,831	4,254,361	5,190,203	5,549,079
Fixed Liabilities	5,434,628	5,241,545	5,965,490	7,059,046	6,739,281
Deferred Liabilities	—	—	—	17,231	22,070
Total Liabilities	9,054,546	10,588,376	10,489,851	12,266,480	12,310,431
Minority Interest	168,171	159,623	121,333	118,129	75,427
Common Stock	482,403	482,403	482,403	482,403	469,509
Capital Surplus	3,859,030	3,860,756	3,799,991	4,023,046	3,805,605
Retained Earnings	6,966,189	6,595,470	5,193,185	3,675,392	2,830,306
Capital Adjustments	-1,125,004	-1,539,953	-396,830	35,253	126,977
Adjustment for consolidation	—	—	—	—	4,477
Total Shareholders’ Equity	10,350,788	9,558,299	9,087,721	8,216,094	7,236,875
Total Sales	13,121,097	13,776,214	12,701,013	13,613,157	11,517,988
Operating Profit	1,587,293	2,306,463	2,020,120	1,900,700	1,934,636
Recurring Profit	1,174,673	1,384,660	1,754,161	1,506,764	900,112
Total Net Profit	837,210	1,642,350	1,602,308	1,107,696	711,156
Consolidated Net Profit	845,679	1,636,667	1,554,397	952,933	729,258
Number of consolidated Companies	32	34	34	34	26

B. Items to pay attention for use of Financial Statements

(1)	Principles to write Financial Statements

     The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For FY 1999, 2000 and 2001	For FYs 1998 and 1997

CPAs	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Unqualified	Unqualified

(2)	Any violation, need to amend the consolidated financial statement

N.A.

(3)	Any violation, does not need to amend the consolidated financial statement

N.A.

(4)	The companies included in the consolidated financial statement in the recent 3 fiscal years

	The companies included	The companies added	The companies dropped

2001	POSCO and 31 companies	-	POS Energy and other
2000	POSCO and 33 companies	POSTEC Venture and other	Davy Distington Ltd and other
1999	POSCO and 33 companies	Pohang coated steel and 4 others	Pohang coated steel and 4 others

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

     Refer to the 34th Consolidated Financial Statements as of December 31, 2001

(2)	Consolidated Income Statements

     Refer to the 34th Consolidated Financial Statements as of December 31, 2001

6. Divisional Financial Status

A. Divisional Financial Information

     N.A.

     The POSCO and its related companies have been operating mainly steel business

B. Regional Financial Information

     N.A.

     There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7. Financial Statement before and after consolidation

A. The overview of consolidation

     N.A.

B. Financial Statement before and after consolidation

     N.A.

C. Issues related Consolidation

     N.A.

IV. Audits and Auditors

1. Independent Auditors’ Opinion

A. Auditor

	3Q 2002	1H 2002	1H 2001	2001	2000

Auditor	Samil Accounting Corporation		Anjin & Co Arthur Anderson

B. Summary of review of financial statements

     The Auditor (Samil Accounting Corporation) have reviewed the accompanying balance sheet of POSCO (the “Company”) as of September 30, 2002, and the related statement of earnings for the nine-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

     Review Period: October 7, 2002 ~ October 11, 2002

C. Special Items in Auditors’ Reports

     For the nine month periods ended September 30, 2002

     We conducted our review in accordance with quarterly and semi-annual review standards as established by the Securities and Futures Commissions of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

     Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

     The financial statements of the Company for the nine-month period ended September 30, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date October 19, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

     As discussed in Note 1 to the financial statements, the Company changed its name from POHANG IRON & STEEL Co., Ltd to POSCO in accordance with the approval of the shareholders on March 15, 2002.

     As discussed in Note 16 to the financial statements, the Company paid Won130,393 million of guaranteed long-term debt on behalf of POSVEN on June 19, 2001, and the payment has been recorded as other long-term assets. In this regard, the Company recorded allowances for bad debts amounting to Won36,426 million and Won69,054 million in 2002 and 2001, respectively. In addition, the Company recorded the amount as non-operating expenses and other extraordinary loss in 2002 and 2001, respectively.

     As discussed in Notes 16 and 28 to the financial statements, during the nine-month period ended September 30, 2002 and 2001, the Company entered into sales and purchases transactions with related parties amounting to Won1,579,744 million and Won1,381,753 million, respectively, in 2002 and Won1,401,435 million and Won873,253 million, respectively, in 2001. Related receivables and payables are Won297,071 million and Won144,855 million, respectively, as of September 30, 2002 and Won359,740 million and Won102,732 million, respectively, as of September 30, 2001. In addition, the Company has provided repayment guarantee of loans of related parties amounting to Won326,786 million in 2002 and Won346,606 million in 2001.

     Without qualifying our opinion, we draw attention to Note 16 of the consolidated financial statements which states that the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

     As discussed in Note 18 to the financial statements, during the nine-month period ended September 30, 2002, in accordance with the Company’s newly established corporate accounting standards, the Company reversed previously recorded allowance to the beginning balance of retained earnings. As a result, the beginning balance of retained earnings increased by Won717,510 million and net income for the current period increased by Won15,221 million.

     The amounts expressed in U.S dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements

     The accompanying statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are intended for use by those who are informed about Korean accounting principles or reviewing standards and their application in practice.

     The 34th fiscal year

(1)	Changing of accounting estimate:

     The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characters of furnaces. This resulted in an increase in net income of Won59,108 million for the year ended December 31, 2001.

(2)	Extraordinary gain

     The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm’s stock, which was acquired before December 20, 1998, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm’s stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom’s stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of Won952,644 million, computed based on the market price of SK Telecom’s stock as of the transaction closing date.

(3)	Prepayment of severance indemnities

     The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to

May 16, 2000. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be Won1,389,285 million, of which Won446,531 million and Won937,514 million was paid in September, 2001 and 2000 respectively.

(4)	Uncertainty of Korean economy

     As discussed in Note 32 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The 33rd fiscal year

     We conducted our review in accordance with standards for independent accountants’ review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

(1)	Extraordinary Gain

     As discussed in Note 19 to the non-consolidated financial statements, the Company transferred its existing 25.26 percent investment in Shinsegi Telecomm’s stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm’s stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom’s stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments(extraordinary income) of Won952,644 million, computed based on the market price of SK Telecom’s stock as of the transaction closing date.

(2)	Payment of Severance Indemnities

     As discussed in Note 2 to the non-consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than Won50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month’s salary for each year of service. Under the old method, employees had received 1.6 months’ salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 was estimated to be Won1,389,285 million, of which Won937,514 million was paid in June, 2000 and the remaining balance of Won451,771 million has been recorded as other accounts payable and is scheduled to be paid before June, 2001.

(3)	Completion of Privatization

     As discussed in Note 25 to the non-consolidated financial statements, in accordance with the Government's Privatization Policy for the Company, on October 4, 2000, the Company issued the seventh American Depositary Receipts (“ADR”) as a disposition of 4.60 percent or 4,438 thousand shares, out of 6.84 percent or 6,599 thousand shares owned by the Korea Development Bank. The remaining 2.24 percent or 2,161 thousand shares owned by the Korea Development Bank were acquired by the Company as treasury stock, thereby completing the privatization of the Company.

     The accompanying non-consolidated financial statements do not present the financial position and result of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea. Accordingly, the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles and their application in practice.

2. Remuneration for the auditors

A. Auditing fee for three years

Auditing Fee

1999	Won 395,000,000
2000	Won 520,000,000
2001	Won 580,000,000

B. Auditing period

Period for Auditing

1999	14 weeks
2000	18 weeks
2001	19 weeks

C. Consulting contract with auditors for recent 3 years

	Contracts	Fee

		(Thousand won)
1999	4 contracts including refractory cost survey	171,804
2000	8 contracts including evaluation of POSCO Huls	325,550
2001	2 contract including tax consulting for 2001	46,000

V. Overview of Governance Structure and Major Subsidiaries and Affiliates

1. Corporate Governance

A. The Board of Directors and Others

(1)	Composition of the Board

(a)	Responsibilities of the Board

Deliberation and decision-making on statutory and key managerial matters

- On statutory matters including convening the general meeting of shareholders, making decisions on the agenda for the shareholders’ meeting, issuance of debt securities, and purchase of shares.

- On key managerial matters including establishing and revising management goals, core management strategies, and CIs and deciding on significant new outside investments

Recommending candidates for standing directors, nominating Representative Director Chairman and

Representative Director President as well as the Senior Executive Vice President, Executive Vice President, and Vice President

Nominating members of special committees

Making decisions on the functionality of the Board and its committees

(b)	Regarding the announcement of resumes of directorship candidates and shareholders’ recommendations thereto prior to the general meeting of shareholders

On February 21, 2002, Director Candidate Recommendation Committee recommended 4 candidate for the positions of outside directors.

On February 22, 2002, Board of Directors recommended 2 standing directors

On February 22, 2002, Personal profile of the outside director candidates was disclosed

On March 15, 2002, the recommended candidates were nominated as outside directors by the general meeting of shareholders

(c)	Regarding the formation and composition of Director Candidate Recommendation Committee

On March 17, 2000, the committee was established

On March 15, 2002, the Director Candidate Recommendation and Evaluation Committee was established.

Name	Directorship	Others

Ung-suh Park	Outside Director	Chairman
Ku-Taek, Lee	Standing Director	Member
Samuel Chevalier	Outside Director	Member
Jong-won Lim	Outside Director	Member
Yong-woon Kim	Standing Director	Member

(d)	Outside Directors (including name, educational background, work experience, relationship with the largest shareholder, and internal controls for access to significant managerial information)

Relationship with
the largest
Name	Experience	shareholder

Ung-suh Park	Currently Deputy Dean of Graduate school of Business Administration of Sejong Univ. And chairman of the OECD Economy and Industry Advisory Committee	None
Jae-young Chung	Currently professor of the College of Economics, Seongkyungwan Univ. and member of the Trade Negotiations Committee of the Ministry of Foreign and Trade	None
Guil-soo Shin	Currently professor and served as chancellor of the College of Economics, Myongji Univ.	None
Jong-won Lim	Currently professor of the Dept. of Business Administration of SNU. Served as chairman of the Korea Marketing Academy	None
Samuel Chevalier	Served as vice president of the Bank of New York and president of the Bank of Irving	None
Soon Kim	Currently adviser to the Korea Machinery Industry Promotion Association. Served as chairman of the Appeal Hearing Committee	None
Woo-hoe Park	Currently the emeritus professor of SNU Served as professor of the Dept. of Economics, SNU	None
Dae-wook Yoon	Currently adviser to SK Oxy Chemical Co., Ltd. Served as representative and president of SK Oxy Chemical Co., Ltd.	None

Internal Controls for Access to Significant Managerial Information

- All significant matters of the Company are submitted as agenda to the board of directors (related materials are distributed prior to the board meeting).

- The agenda to be submitted to the board undergoes a prior review by the board committees, which are mostly composed of outside directors.

- Department for supporting outside directors was organized. The Company’s managerial state is periodically reported and related materials are provided on a frequent basis.

- Workshops and seminars on management are held for outside directors.

(e)	Public Liability Insurance for Directors

Name	Premium	Amount insured	Amount to be borne to POSCO

	(Unit: million won)
All directors	27	30,000	All premium

(2)	Matters regarding the operation of the Board

(a)	Significant Regulations

Matters To Be Submitted to the Board

- Convening the general meetings of shareholders and making decisions on the agenda, issuance of debt securities, and purchase of proprietary shares

- Key managerial matters including mid and long term management strategies, annual business program, important new inside and outside investments

Composition and function of board committees

	Composition	Function

Audit Committee	4 Outside Directors (Outside Director should be more than 2/3)	- Audit of Accounting and operation - Writing audit report on financial statements and report to Annual general shareholders meeting
Director Candidate Recommendation and Evaluation Committee	3 Outside Directors 2 Standing Directors	- Review qualifications of candidates for standing director and recommend outside director
- Nominate representative Directors from Standing Directors
- Preview nomination of members of special committee

Executive Management Committee	7 Standing Directors	- Review and approve the investment plan, human resource structure, and labor relation change
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	- Review of major investment plan and amendments of operational rule of the Board meeting.
- Deliberation and resolution of agenda related financing and donation ranged from 100 million won to one billion won.

(b)	Major Activities of the Board

Number of
outside
Date	Agenda	Approval	Directors

January 23	6 items including special committee regulation	All 6 items approved
February 22	2 items including donation to POSCO educational foundation	All 2 items approved
March 15	2 items including the composition of special committee	All 2 items approved
April 27	6 items including setting up ESOP	All 6 items approved
June 7	3 items including closing of register of shareholder to pay dividends	All 3 items approved
July 22	Interim dividend of FY 2002	All 3 items approved
Sept. 18	Extension of Treasury Stock Trust Agreement	All 4 items approved

(c)	Composition and Activities of the Board Committees

Composition: Please refer to the operational regulations of the Board

Activities

Date	Committees	Agenda

Jan. 18	Finance and Operation Committee	5 items including operation of special committee
Jan. 22	Management Development and compensation committee	2 items including management evaluation
Jan. 23	Director Candidate Recommendation Committee	approve the position of executives
Feb. 20	Finance and Operation Committee	POSCO educational foundation plan
Feb. 21	Director Candidate Recommendation Committee	2 items including evaluation and recommendation of outside director candidates
Mar. 15	Director Candidate Recommendation and evaluation Committee	appoint the position of standing directors
Apr. 26	Finance and Operation Committee	5 items including establishment of electric environment board
Apr. 27	Director Candidate Recommendation and evaluation Committee	2 items including endowment of stock option
Jun. 7	Finance and Operation Committee	Investment plan of Biotech
Jul. 2	Executive Management Committee	Rationalization of Electronic Galvanizing Line in Pohang works
Jul. 22	Audit Committee	Actual condition of operation of internal accounting control system in 1 half of 2002
Jul. 31	Audit Committee	2 items including the audit of interim financial statement of the 35th FY
Aug. 20	Executive Management Committee	3 items including the modernization of No.2 hot strip mill in Pohang works
Sept. 17	Executive Management Committee	2 items including specialization of steel plate for automotive in No.3 hot strip mill in Gwangyang works
Sept. 18	Finance and Operation Committee	3 items including joint venture project of stainless cold rolled steel in Qingdao, China
Sept. 18	Director Candidate Recommendation and evaluation Committee	Grant of stock option
Sept. 26	Audit Committee	There is no item on agenda - made a report of outline of Sarbane Oxely Act

B. Audit System-Related Matters

(1)	Audit Organizations

(a)	Establishment and Composition of the Audit Committee (and Auditors)

Date established: March 17, 2000

Composition: 4 members (Four outside directors)

The Company must set those internal controls up in accordance with the Commercial Code (Section 2 of Clause 415) and the Securities Exchange Act (Section 17 of Clause 191) which require any companies whose total assets are over 2 trillion KRW to establish said controls.

(b)	Whether to establish an internal system under which the Audit Committee (Auditors) (the “Committee”) can access the management information necessary to conduct the auditing duties of the Committee;

     To be specified in the Operation Regulations of the Audit Committee based on the relevant laws and regulations

A.	The Committee shall inspect the directors’ execution of their duties.

B.	The Committee may request the directors to report the Company’s business or investigate the status of the company’s businesses and financial conditions.

C.	If the Committee is concerned that any actions by a director in violation of the relevant laws and regulations or the Articles of Incorporation of the Company may cause irrecoverable losses to the Company, the Committee may request the director to suspend such actions.

D.	The Committee may request that an extraordinary general shareholders’ meeting be convened by submitting to the Board of Directors a written request specifying the purposes of the meeting and the reasons for the convocation.

E.	The Committee may request any companies, which the Company has invested in (“Invested Company”) to report to the Committee their business activities, if necessary. If the Invested Company does not report to the Committee immediately or the contents of the report is necessary to be confirmed, the Committee may investigate the status of the financial condition and business of the Invested Company.

F.	The Committee may seek advice from outside experts at the Company’s expense, if necessary.

(c)	Personnel Details of Auditors

Name	Major Experience	Others

Jae-young Chung	Professor of the College of Economics, Seungkyunkwan Univ.	Chairman
Ung-suh Park	Deputy Dean of Cyber Graduate School of Business Administration of Sejong Univ.	—
Woo-hee Park	Professor of the College of Economics, SNU	—
Dae-wook Yoon	Advisor of SK Oxy Chemical Co., Ltd	—

(2)	Major Activities of the Audit Committee (Auditors)

Date	Agenda	Approval

Jan. 18	Revise the operation rule of audit committee The scheme for nominating external auditor	Approved
Feb. 19	34 Financial Statement The assessment of working situation related to internal accounting system Nominate external auditor	Approved
Mar. 13	Approve external auditor	Approved
Mar. 15	Nominate chairman of audit committee Appoint general manager of audit department	Approved
Apr. 26	There is no item on agenda - made a report of 1 quarterly audit result	—

Date	Agenda	Approval

Jul. 22	There is no item on agenda - made a report of internal accounting control system	—
Jul. 31	There is no item on agenda - made a report of audit result of 1st half financial statement	—
Sept. 26	There is no item on agenda - made a report of outline of Sarbane Oxely Act	—

C. Matters Regarding Shareholders’ Exercise of Voting Rights

(1)	Cumulative voting

     None applied.

(2)	Voting in writing or electronic voting

     None applied.

(3)	Minority shareholders’ exercise of voting rights

     None applied.

D. Compensation for Management

(1)	Compensation for Directors (including outside directors) and Auditors

Total amount paid
Division	(Jan.• Sept.)	Upper limit set by OGM	Average amount paid per cap.

(Unit: Million won)
Directors	818 million won	- 2,000 million won	126 million
	1,065 million won	- Performance bonus:
. 100% of yearly compensation for directors .. 200% of yearly compensation for representative directors

(2)	Stock option for directors:

      Refer to • . Overview 4. Total number of shares, Stock option

2. Related Companies

A. Breakdown by POSCO’s Ownership

(1)	Companies with POSCO’s Ownership of Over 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)

Pohang Coated Steel	66.7%	Dalian POSCO-CFM Coated Steel	40.0%
Changwon Specialty Steel Co.	86.7%	Zhangjiagang Pohang STS Steel	82.5%
POSCON	90.2%	Shunde Pohang Coated Steel	93.5%
POSCO Machinery Engineering	100%	POSVINA	50.0%
POSCO Machinery Co.	100%	MYANMAR POSCO	70.0%
POSCOENC	97.4%	POSAM	99.4%
POS A.C. Architects & Engineering	100%	KOBRASCO	50.0%
POSTEEL	95.3%	POSINVEST	100.0%
POSDATA	65.0%	PT.POSNESIA	70.0%
Seung Kwang	66.0%	POSA	100.0%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)

POSRI	95%	POA	100.0%
POSTECH Venture	95%	PT.KS-POSCO	40.0%
POSCHROME	25.0%	VPS	35.0%
Korea Daily News	22.4%	POSVEN	40.0%
POSREC	60.0%

- POSCO Engineering & Construction was changed to POSCOE&C (Company Name) (Change par value of stock: 10,000 won per stock ▶ 5,000 won. April 27 )

- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration (Ownership change: 36.73% ▶ 22.41%)

- POSREC: Ownership increase 24.3% ▶ 60% (April 19)

- POSCON: Reduction without consideration (May 30) Reduction with consideration (May 31) (Ownership change: 96.8% ▶ 90.2%)

- Changwon Specialty Steel Co.: Reduction with (without) consideration (Ownership change: 72.2% ▶ 86.7%)

(2)	Companies with POSCO’s Ownership of 10% to 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)

Kihyup Finance	10.3	VINAPIPE	10.6
Daekyeong Steel	19.0	EntoB	17.5
Chunnam Pro-soccer Association	13.2	SK IMT	12.0
Pohang Pro-soccer Association	16.7	SUS	10.0

(3)	The Companies with Joint Investment by POSCO and its Subsidiaries

Company	Investor	Interest (%)	Company	Investor	Interest (%)

Dalian POSCO-CFM	POSCO	40.0	POS-Tianjin Coil	POSCO	10.0
Coated Steel	POSTEEL	15.0	Center Co.	POSTEEL	60.0
VSC-POSCO Steel	POSCO	35.0		POSCO	13.3
Corp.	POSTEEL	5.0	Global Unity	POA	3.3
POS-THAI	POSCO	11.7	POSVEN	POSCO	40.0
	POSTEEL	52.2		POSTEEL	10.0
				POE&C	10.0
Shunde Xing Pu	POSCO	10.5		POSCO	10.0
Steel Center Co.	POSTEEL	10.5	POS-HYUNDAI	POSTEEL	19.5

(4)	Companies with Interest of over 10% of POSCO’s Subsidiaries

Companies	Investors	Interests

Shanghai POSEC Real Estate Development Co., Ltd.	POSEC	100.0%
POSEC- HAWAII INC	”	100.0%
International B/C CO	”	60.0%
POSLILAMA STEEL STRUCTURE CO	”	60.0%
Midas IT	”	259%
Incheon International Airport Railroad	”	11.0%
Zhangjiagang POSEC Shagang Steel Port Co., Ltd	”	25.0%
PIO	POSTEEL	100.0%
POSCAN	”	100.0%
POS-Tianjin Coil Center Co.	”	60.0%
Soju-Dongshin Color Metal Sheet Company Ltd	”	30.0%
POS-THAI	”	52.2%
POS-Hyundai	”	19.5%
Zhangjiagang Xiaosha Steel Coil Service Center	”	17.5%
Dalian POSCO-CFM Coated Steel		15.0%
Korea Nickel Company Ltd.	”	14.0%
Shunde Xing Pu Steel Center Co.	”	10.5%
UPI	POSAM	50.0%
POSMETAL	PIO	50.0%
Fujiura Butsuryu Center Co., Ltd.	PIO	30.0%
Dong Bang Special Steel Co., Ltd.	POSCON	14.0%
Kognotec Korea	POSDATA	40.0%
Insolution Co., Ltd.	POSDATA	14.0%
Success Maker.Co.Ltd	”	19.9%
Carpos Club Co., Ltd	”	19.7%
POSMEC MasRoll Korea, Co., Ltd.	POSMEC	19.0%
Korea Sports Promotion	Seung Kwang	16.4%

B. Financial performance by subsidiaries and affiliated companies

POSCOENC

	2001	2000	1999

	(Million Won)
Current Asset	635,294	685,916	681,464
Quick Asset	520,430	544,346	558,144
Inventory	114,864	141,570	123,320
Fixed Asset	456,401	388,202	374,202
Investment	398,195	320,280	309,208
Tangible Asset	49,725	67,051	63,654
Intangible Asset	8,481	871	1,340
Deferred Asset	—	—	—
Total Asset	1,091,695	1,074,118	1,055,666
Current Liabilities	361,139	335,919	313,628
Fixed Liabilities	44,914	92,243	123,311
Total Liabilities	406,053	428,162	436,938
Common Stock	343,481	343,481	343,481
Capital Surplus	95,686	95,686	95,686
Capital Reseves	95,686	95,686	95,686
Assets Revaluation Surplus	—	—	—
Retained Earnings	238,181	204,593	185,067
Capital Adjustment	8,294	2,196	-5,506
Shareholders’ Equity	685,642	645,956	618,728
Sales	949,230	613,525	809,441
Operating Income	65,166	24,005	58,590
Ordinary Income	57,695	32,140	69,493
Net Income	43,892	19,161	47,001

POSTEEL

	2001	2000	1999

	(Million Won)
Current Asset	185,543	263,042	355,716
Quick Asset	180,942	251,816	348,404
Inventory	4,601	11,226	7,312
Fixed Asset	344,893	299,296	256,132
Investment	200,036	171,505	132,383
Tangible Asset	139,958	127,074	123,592
Intangible Asset	4,899	716	157
Deferred Asset	—	—	—
Total Asset	530,436	562,338	611,848
Current Liabilities	210,360	253,871	315,256
Fixed Liabilities	15,772	12,239	19,643
Total Liabilities	226,132	266,111	334,899
Common Stock	90,000	90,000	90,000
Capital Surplus	119,788	119,788	119,788
Capital Reserves	119,788	119,788	119,788
Assets Revaluation Surplus	—	—	—
Retained Earnings	75,535	66,865	52,874
Capital Adjustment	18,981	19,574	14,287
Shareholders’ Equity	304,304	296,227	276,949
Sales	1,918,258	2,090,204	2,191,625
Operating Income	8,595	11,265	7,792
Ordinary Income	11,494	21,460	7,181
Net Income	8,659	16,626	8,184

POSCON

	2001	2000	1999

	(Million Won)
Current Asset	57,341	66,618	56,397
Quick Asset	56,795	66,245	54,823
Inventory	546	372	1,573
Fixed Asset	49,481	45,244	58,516
Investment	28,087	25,976	41,323
Tangible Asset	18,452	19,269	17,194
Intangible Asset	2,942	—	—
Deferred Asset	—	—	—
Total Asset	106,822	111,862	114,913
Current Liabilities	36,454	47,253	33,526
Fixed Liabilities	1,815	786	23,305
Total Liabilities	38,269	48,040	56,831
Common Stock	46,000	46,000	46,000
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	22,551	17,821	12,082
Capital Adjustment	2	1	—
Shareholders’ Equity	68,553	63,822	58,082
Sales	202,357	166,591	147,778
Operating Income	5,724	5,074	5,273
Ordinary Income	7,839	6,262	7,770
Net Income	6,110	4,067	6,015

Pohang Coated Steel

	2001	2000	1999

	(Million Won)
Current Asset	132,682	155,048	138,345
Quick Asset	100,190	108,467	113,990
Inventory	32,492	46,580	24,354
Fixed Asset	138,831	142,874	95,011
Investment	11,810	8,289	18,598
Tangible Asset	126,379	134,582	76,410
Intangible Asset	642	4	3
Deferred Asset	—	—	—
Total Asset	271,513	297,922	233,356
Current Liabilities	73,040	117,389	131,592
Fixed Liabilities	10,560	7,318	3,287
Total Liabilities	83,600	124,707	134,879
Common Stock	21,000	39,000	39,000
Capital Surplus	90,757	70,065	9,706
Capital Reserves	29,803	9,111	9,706
Assets Revaluation Surplus	60,954	60,955	—
Retained Earnings	76,156	64,150	49,771
Capital Adjustment	—	—	—
Shareholders’ Equity	187,913	173,215	98,477
Sales	395,965	376,491	347,337
Operating Income	21,566	28,158	16,310
Ordinary Income	22,157	29,068	18,375
Net Income	15,156	20,228	12,613

POSCO Machinery Engineering

	2001	2000	1999

	(Million Won)
Current Asset	24,893	30,069	30,617
Quick Asset	23,843	29,121	29,767
Inventory	1,050	948	850
Fixed Asset	15,678	15,867	23,525
Investment	4,475	3,901	10,944
Tangible Asset	10,986	11,646	12,480
Intangible Asset	217	320	102
Deferred Asset	—	—	—
Total Asset	40,571	45,935	54,142
Current Liabilities	10,404	16,297	18,828
Fixed Liabilities	1,794	1,457	10,162
Total Liabilities	12,198	17,754	28,990
Common Stock	17,000	17,000	17,000
Capital Surplus	544	544	544
Capital Reserves	544	544	—
Assets Revaluation Surplus	—	—	544
Retained Earnings	10,829	10,638	7,608
Capital Adjustment	—	—	—
Shareholders’ Equity	28,373	28,182	25,152
Sales	109,004	104,206	95,712
Operating Income	5,614	5,175	3,550
Ordinary Income	228	5,404	5,731
Net Income	191	3,729	3,129

POSDATA

	2001	2000	1999

	(Million Won)
Current Asset	63,573	82,269	57,442
Quick Asset	59,356	79,502	54,684
Inventory	4,217	2,767	2,758
Fixed Asset	130,783	94,841	78,122
Investment	23,195	7,856	16,882
Tangible Asset	102,026	84,366	59,251
Intangible Asset	5,562	2,620	1,989
Deferred Asset	—	—	—
Total Asset	194,356	177,110	135,564
Current Liabilities	63,692	82,123	59,539
Fixed Liabilities	33,028	7,408	29,832
Total Liabilities	96,720	89,532	89,370
Common Stock	30,776	30,776	35,000
Capital Surplus	37,106	37,106	—
Capital Reserves	37,106	37,106	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	29,756	19,697	11,194
Capital Adjustment	-2	—	—
Shareholders’ Equity	97,636	87,578	46,194
Sales	301,917	269,335	181,416
Operating Income	17,347	16,607	7,193
Ordinary Income	14,917	16,566	6,462
Net Income	13,136	11,540	5,708

POSRI

	2001	2000	1999

	(Million Won)
Current Asset	13,007	11,658	16,282
Quick Asset	13,007	11,658	16,282
Inventory	—	—	—
Fixed Asset	12,120	12,834	13,643
Investment	1,195	1,315	2,030
Tangible Asset	10,576	11,079	11,613
Intangible Asset	349	440	—
Deferred Asset	—	—	—
Total Asset	25,127	24,493	29,926
Current Liabilities	1,450	1,298	6,695
Fixed Liabilities	431	223	913
Total Liabilities	1,881	1,520	7,608
Common Stock	20,000	20,000	20,000
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	3,246	2,973	2,318
Capital Adjustment	—	—	—
Shareholders’ Equity	23,246	22,973	22,318
Sales	11,872	12,019	9,041
Operating Income	-167	212	20
Ordinary Income	403	968	1,176
Net Income	273	655	811

Seung Kwang

	2001	2000	1999

	(Million Won)
Current Asset	574	354	4,647
Quick Asset	379	191	4,520
Inventory	195	163	126
Fixed Asset	75,120	76,343	75,160
Investment	8,916	8,897	8,480
Tangible Asset	66,204	67,446	66,680
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	75,694	76,697	79,807
Current Liabilities	6,769	9,298	1,967
Fixed Liabilities	30,338	30,253	40,255
Total Liabilities	37,107	39,551	42,222
Common Stock	41,450	41,450	41,450
Capital Surplus	913	913	913
Capital Reserves	913	913	913
Assets Revaluation Surplus	—	—	—
Retained Earnings	-3,776	-5,217	-5,498
Capital Adjustment	—	—	721
Shareholders’ Equity	38,587	37,146	37,585
Sales	11,512	9,301	7,022
Operating Income	2,031	939	837
Ordinary Income	1,515	282	3
Net Income	1,441	282	-265

POS A.C.

	2001	2000	1999

	(Million Won)
Current Asset	8,180	7,979	7,564
Quick Asset	8,180	7,979	7,564
Inventory	—	—	—
Fixed Asset	1,819	1,306	2,796
Investment	1,467	1,105	2,506
Tangible Asset	352	201	290
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	9,999	9,285	10,360
Current Liabilities	2,246	2,304	1,671
Fixed Liabilities	1,123	858	3,033
Total Liabilities	3,369	3,162	4,704
Common Stock	1,300	1,300	1,300
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	5,330	4,823	4,357
Capital Adjustment	—	—	—
Shareholders’ Equity	6,630	6,123	5,657
Sales	20,746	16,479	15,492
Operating Income	277	524	395
Ordinary Income	624	685	460
Net Income	507	468	136

Changwon Specialty Steel

	2001	2000	1999

	(Million Won)
Current Asset	210,158	355,751	378,409
Quick Asset	128,880	252,468	275,647
Inventory	81,278	103,283	102,762
Fixed Asset	481,903	519,237	504,821
Investment	8,121	14,399	2,631
Tangible Asset	422,806	448,601	438,432
Intangible Asset	50,976	56,237	63,759
Deferred Asset	—	—	—
Total Asset	692,061	874,988	883,230
Current Liabilities	195,803	336,784	552,661
Fixed Liabilities	77,335	162,060	25,645
Total Liabilities	273,138	498,844	578,306
Common Stock	360,000	360,000	360,000
Capital Surplus	21	21	—
Capital Reserves	21	21	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	58,902	16,122	-55,076
Capital Adjustment	—	—	—
Shareholders’ Equity	418,923	376,144	304,924
Sales	629,717	671,568	578,873
Operating Income	48,468	61,571	69,786
Ordinary Income	52,984	23,082	22,337
Net Income	46,380	16,771	15,609

POSCO Machinery Co.

	2001	2000	1999

	(Million Won)
Current Asset	19,015	21,543	19,079
Quick Asset	18,888	21,467	19,069
Inventory	127	76	10
Fixed Asset	10,206	9,296	15,608
Investment	2,541	1,405	7,403
Tangible Asset	7,347	7,859	8,162
Intangible Asset	318	32	43
Deferred Asset	—	—	—
Total Asset	29,221	30,840	34,687
Current Liabilities	9,221	12,578	8,228
Fixed Liabilities	828	425	11,083
Total Liabilities	10,049	13,003	19,311
Common Stock	10,000	10,000	10,000
Capital Surplus	3,229	3,229	3,229
Capital Reserves	3,229	3,229	3,229
Assets Revaluation Surplus	—	—	—
Retained Earnings	5,943	4,608	2,148
Capital Adjustment	—	—	—
Shareholders’ Equity	19,172	17,837	15,377
Sales	69,498	67,255	52,277
Operating Income	3,724	4,045	3,305
Ordinary Income	1,905	4,261	4,631
Net Income	1,335	2,960	3,148

POSREC

	2001	2000	1999

	(Million Won)
Current Asset	68,905	71,115	70,650
Quick Asset	44,027	41,482	43,432
Inventory	24,878	29,633	27,217
Fixed Asset	46,835	52,483	74,197
Investment	7,151	11,251	29,995
Tangible Asset	39,347	40,915	44,202
Intangible Asset	337	316	—
Deferred Asset	—	—	—
Total Asset	115,740	123,598	144,847
Current Liabilities	41,694	39,569	54,466
Fixed Liabilities	2,138	26,326	37,745
Total Liabilities	43,832	65,895	92,211
Common Stock	29,535	37,500	37,500
Capital Surplus	23,556	3,311	3,311
Capital Reserves			23,556
Assets Revaluation Surplus	—
Retained Earnings	18,817	16,892	11,825
Capital Adjustment	—	1	—
Shareholders’ Equity	71,908	57,703	52,636
Sales	184,994	187,857	181,004
Operating Income	7,980	11,523	9,343
Ordinary Income	6,442	7,438	4,732
Net Income	4,909	5,060	4,036

POSTECH

Venture

	2001	2000	1999

	(Million Won)
Current Asset	9,649	13,639	10,375
Quick Asset	9,649	13,639	10,375
Inventory	—	—	—
Fixed Asset	26,172	23,655	11,938
Investment	26,115	23,530	11,871
Tangible Asset	57	115	45
Intangible Asset	—	11	21
Deferred Asset	—	—	—
Total Asset	35,821	37,294	22,312
Current Liabilities	137	157	74
Fixed Liabilities	287	319	331
Total Liabilities	424	476	405
Common Stock	30,000	30,000	20,000
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	2,580	2,376	1,907
Capital Adjustment	2,817	4,442	—
Shareholders’ Equity	35,397	36,818	21,907
Sales	1,397	1,256	1,067
Operating Income	250	456	494
Ordinary Income	301	607	487
Net Income	204	522	472

Korea Daily News

	2001	2000	1999

	(Million Won)
Current Asset	36,331	53,873	76,357
Quick Asset	35,772	53,361	75,813
Inventory	559	512	544
Fixed Asset	189,289	213,137	253,521
Investment	37,616	51,907	90,767
Tangible Asset	151,656	161,208	162,726
Intangible Asset	17	22	28
Deferred Asset	—	—	—
Total Asset	225,620	267,010	329,878
Current Liabilities	66,437	127,808	124,900
Fixed Liabilities	96,587	36,490	109,036
Total Liabilities	163,024	164,298	233,936
Common Stock	25,371	54,445	54,445
Capital Surplus	33,949	18,680	18,680
Capital Reserves	29,073	—	—
Assets Revaluation Surplus	4,876	18,680	18,680
Retained Earnings	—	33,229	22,715
Capital Adjustment	3,276	-3,642	102
Shareholders’ Equity	62,596	102,712	95,942
Sales	93,976	105,075	157,716
Operating Income	-7,375	-22,742	-25,799
Ordinary Income	-29,509	19,520	-14,826
Net Income	-47,034	10,518	-10,367

Kognotec Korea

2001

(Million Won)
Current Asset	634
Quick Asset	634
Inventory	—
Fixed Asset	114
Investment	58
Tangible Asset	35
Intangible Asset	22
Deferred Asset	—
Total Asset	749
Current Liabilities	13
Fixed Liabilities	—
Total Liabilities	13
Common Stock	1,000
Capital Surplus	—
Capital Reserves	—
Assets Revaluation Surplus	—
Retained Earnings	-261
Capital Adjustment	-4
Shareholders’ Equity	736
Sales	—
Operating Income	-278
Ordinary Income	-261
Net Income	-261

POSAM

	2001	2000	1999

	(Million Won)
Current Asset	110,917	110,653	103,436
Quick Asset	103,286	102,092	94,955
Inventory	7,631	8,561	8,481
Fixed Asset	139,294	145,403	132,077
Investment	137,707	143,722	130,454
Tangible Asset	1,587	1,681	1,623
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	250,211	256,056	235,513
Current Liabilities	133,426	143,902	137,954
Fixed Liabilities	—	—	—
Total Liabilities	133,426	143,902	137,954
Common Stock	329,249	357,354	324,929
Capital Surplus	20,420	1	1
Capital Reserves	20,420	1	1
Assets Revaluation Surplus	—	—	—
Retained Earnings	-232,884	-245,201	-227,371
Capital Adjustment	—	—	—
Shareholders’ Equity	116,785	112,154	97,559
Sales	300,036	399,345	361,794
Operating Income	7,832	12,050	9,748
Ordinary Income	22,235	7,106	-15,783
Net Income	24,572	4,362	-15,943

POSA

	2001	2000	1999

	(Million Won)
Current Asset	38,442	74,246	74,557
Quick Asset	36,297	71,754	72,608
Inventory	2,145	2,492	1,949
Fixed Asset	24,329	24,341	26,964
Investment	4,071	7,459	8,251
Tangible Asset	15,384	16,882	18,713
Intangible Asset	4,874	—	—
Deferred Asset	—	—	—
Total Asset	62,771	98,587	101,521
Current Liabilities	9,821	55,682	60,749
Fixed Liabilities	5,297	6,250	6,220
Total Liabilities	15,118	61,933	66,970
Common Stock	25,853	26,797	28,412
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	21,800	9,858	6,139
Capital Adjustment	—	—	—
Shareholders’ Equity	47,653	36,655	34,551
Sales	113,702	170,304	193,123
Operating Income	14,575	7,845	6,236
Ordinary Income	17,213	10,491	6,511
Net Income	12,095	7,554	4,164

POSCAN

	2001	2000	1999

	(Million Won)
Current Asset	17,779	12,667	21,210
Quick Asset	11,757	5,068	15,387
Inventory	6,022	7,599	5,823
Fixed Asset	35,998	36,305	34,832
Investment	2,083	2,100	1,970
Tangible Asset	22,359	23,064	22,645
Intangible Asset	11,556	11,141	10,217
Deferred Asset	—	—	—
Total Asset	53,777	48,972	56,041
Current Liabilities	3,890	3,805	11,515
Fixed Liabilities	1,148	—	—
Total Liabilities	5,038	3,805	11,515
Common Stock	45,829	46,212	43,340
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	2,910	-1,045	1,187
Capital Adjustment	—	—	—
Shareholders’ Equity	48,739	45,167	44,527
Sales	61,837	48,958	57,351
Operating Income	8,222	1,194	4,385
Ordinary Income	8,794	1,563	4,327
Net Income	7,282	1,259	3,928

POA

	2001	2000	1999

	(Million Won)
Current Asset	110,205	74,371	70,183
Quick Asset	110,205	74,371	70,183
Inventory	—	—	—
Fixed Asset	2,616	2,599	2,639
Investment	757	719	654
Tangible Asset	1,859	1,880	1,985
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	112,821	76,970	72,822
Current Liabilities	105,635	70,197	66,856
Fixed Liabilities	1,147	1,038	673
Total Liabilities	106,782	71,234	67,528
Common Stock	1,591	1,512	1,374
Capital Surplus	85	81	74
Capital Reserves	85	81	74
Assets Revaluation Surplus	—	—	—
Retained Earnings	4,363	4,143	3,845
Capital Adjustment	—	—	—
Shareholders’ Equity	6,039	5,736	5,294
Sales	668,843	690,038	480,288
Operating Income	2,418	2,211	555
Ordinary Income	2,410	2,699	564
Net Income	2,091	2,384	466

PIO

	2001	2000	1999

	(Million Won)
Current Asset	100,525	184,218	179,250
Quick Asset	86,422	157,414	160,098
Inventory	14,103	26,804	19,152
Fixed Asset	48,344	53,925	55,523
Investment	3,881	4,553	4,536
Tangible Asset	44,463	49,372	50,987
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	148,869	238,143	234,773
Current Liabilities	127,703	212,242	202,611
Fixed Liabilities	13,442	17,508	22,222
Total Liabilities	141,145	229,750	224,833
Common Stock	404	441	449
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	7,320	7,952	9,491
Capital Adjustment	—	—	—
Shareholders’ Equity	7,724	8,393	9,940
Sales	273,761	398,653	385,829
Operating Income	2,114	5,055	6,907
Ordinary Income	804	2,396	4,502
Net Income	290	1,216	2,092

VPS

	2001	2000	1999

	(Million Won)
Current Asset	17,231	18,710	15,430
Quick Asset	6,068	7,569	5,595
Inventory	11,163	11,141	9,835
Fixed Asset	23,181	24,570	25,603
Investment	29	27	—
Tangible Asset	21,049	22,396	23,113
Intangible Asset	2,103	2,146	2,490
Deferred Asset	—	—	—
Total Asset	40,412	43,280	41,033
Current Liabilities	12,032	18,401	19,088
Fixed Liabilities	6,655	8,094	10,851
Total Liabilities	18,687	26,496	29,939
Common Stock	17,042	16,154	15,116
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation surplus	—	—	—
Retained Earnings	4,683	631	-4,022
Capital Adjustment	—	—	—
Shareholders’ Equity	21,725	16,784	11,094
Sales	89,181	71,796	63,728
Operating Income	10,268	8,029	7,496
Ordinary Income	8,041	5,140	4,921
Net Income	7,562	4,865	5,352

POSMETAL

	2001	2000	1999

	(Million Won)
Current Asset	20,116	25,959	26,714
Quick Asset	15,426	19,554	20,318
Inventory	4,690	6,406	6,396
Fixed Asset	11,367	12,874	13,639
Investment	1,001	843	562
Tangible Asset	10,305	11,927	12,932
Intangible Asset	61	103	146
Deferred Asset	—	—	—
Total Asset	31,483	38,833	40,353
Current Liabilities	22,929	33,532	34,075
Fixed Liabilities	4,053	551	1,683
Total Liabilities	26,982	34,082	35,757
Common Stock	3,028	3,305	3,366
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	1,473	1,446	1,230
Capital Adjustment	—	—	—
Shareholders’ Equity	4,501	4,751	4,595
Sales	38,858	42,017	39,965
Operating Income	608	1,010	1,018
Ordinary Income	594	920	1,030
Net Income	286	479	613

Shanghai Posec Real Estate Development

	2001	2000	1999

	(Million Won)
Current Asset	465	1,824	7,970
Quick Asset	430	1,795	7,951
Inventory	35	29	19
Fixed Asset	182,916	177,812	158,840
Investment	270	262	263
Tangible Asset	150,499	145,687	150,792
Intangible Asset	32,147	31,864	7,785
Deferred Asset	—	—	—
Total Asset	183,381	179,636	166,810
Current Liabilities	113,514	93,719	25,337
Fixed Liabilities	—	16,972	68,514
Total Liabilities	113,514	110,690	93,850
Common Stock	83,004	78,844	71,674
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	-13,137	-9,898	1,286
Capital Adjustment	—	—	—
Shareholders’ Equity	69,867	68,946	72,959
Sales	11,557	2,616	—
Operating Income	3,065	-2,727	—
Ordinary Income	-2,645	-8,131	1,342
Net Income	-2,645	-8,259	1,342

IBC

	2001	2000	1999

	(Million Won)
Current Asset	1,519	10,136	10,671
Quick Asset	1,499	10,117	8,981
Inventory	20	19	1,691
Fixed Asset	114,553	95,839	85,746
Investment	—	—	—
Tangible Asset	107,920	90,885	80,976
Intangible Asset	6,633	4,953	4,770
Deferred Asset	—	—	—
Total Asset	116,072	105,975	96,417
Current Liabilities	73,412	66,742	22,054
Fixed Liabilities	30,114	31,865	58,155
Total Liabilities	103,526	98,608	80,209
Common Stock	30,970	22,620	21,167
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	-18,541	-13,117	-4,887
Capital Adjustment	117	-2,136	-72
Shareholders’ Equity	12,546	7,367	16,208
Sales	8,650	4,056	1,351
Operating Income	978	737	-475
Ordinary Income	-4,674	-7,256	-5,102
Net Income	-4,674	-7,256	-5,102

POS-Tianjin Coil Center Co.

	2001	2000	1999

	(Million Won)
Current Asset	18,805	17,448	13,298
Quick Asset	12,825	11,496	8,531
Inventory	5,980	5,953	4,767
Fixed Asset	7,649	8,019	8,096
Investment	—	—	—
Tangible Asset	6,301	6,622	6,685
Intangible Asset	1,348	1,397	1,411
Deferred Asset	—	—	—
Total Asset	26,454	25,468	21,394
Current Liabilities	14,672	14,386	11,758
Fixed Liabilities	—	—	—
Total Liabilities	14,672	14,386	11,758
Common Stock	11,292	10,726	9,750
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	490	356	-115
Capital Adjustment	—	—	—
Shareholders’ Equity	11,782	11,081	9,636
Sales	35,036	30,593	27,744
Operating Income	406	790	1,031
Ordinary Income	113	402	77
Net Income	113	402	77

Dalian POSCO-CFM Coated Steel

	2001	2000	1999

	(Million Won)
Current Asset	15,763	20,280	22,377
Quick Asset	5,005	5,123	14,384
Inventory	10,758	15,157	7,993
Fixed Asset	53,504	52,849	52,677
Investment	66	63	57
Tangible Asset	50,085	49,855	49,596
Intangible Asset	3,353	2,931	3,024
Deferred Asset	—	—	—
Total Asset	69,267	73,129	75,055
Current Liabilities	29,170	34,845	48,527
Fixed Liabilities	26	24	19
Total Liabilities	29,196	34,869	48,546
Common Stock	34,836	31,546	28,684
Capital Surplus	19	9	8
Capital Reserves	19	9	8
Assets Revaluation Surplus	—	—	—
Retained Earnings	5,216	6,705	-2,184
Capital Adjustment	—	—	—
Shareholders’ Equity	40,071	38,260	26,509
Sales	123,534	142,010	108,551
Operating Income	4,273	10,260	5,565
Ordinary Income	2,624	8,173	2,147
Net Income	2,624	8,173	2,147

POS-LILAMA

	2001	2000	1999

	(Million Won)
Current Asset	1,976	1,838	2,536
Quick Asset	898	674	1,293
Inventory	1,078	1,165	1,243
Fixed Asset	11,321	9,041	9,758
Investment	11	7	15
Tangible Asset	8,163	6,582	7,188
Intangible Asset	3,147	2,452	2,555
Deferred Asset	—	—	—
Total Asset	13,297	10,879	12,294
Current Liabilities	3,086	7,807	6,080
Fixed Liabilities	16,576	9,430	8,564
Total Liabilities	19,662	17,237	14,644
Common Stock	10,908	8,625	8,194
Capital Surplus	—	—	-2,986
Capital Reserves	—	—	-2,986
Assets Revaluation Surplus	—	—	—
Retained Earnings	-14,320	-11,258	-7,558
Capital Adjustment	-2,953	-3,725	—
Shareholders’ Equity	-6,365	-6,358	-2,350
Sales	2,283	742	1,370
Operating Income	-1,125	-1,703	-1,397
Ordinary Income	-2,246	-2,813	-2,505
Net Income	-2,353	-2,823	-2,501

Zhangjiagang POSCO Stainless Steel

	2001	2000	1999

	(Million Won)
Current Asset	103,438	90,529	64,694
Quick Asset	55,858	48,853	31,273
Inventory	47,580	41,676	33,422
Fixed Asset	168,260	143,563	143,451
Investment	6,370	5,810	4,531
Tangible Asset	154,205	130,607	131,236
Intangible Asset	7,685	7,146	7,684
Deferred Asset	—	—	—
Total Asset	271,698	234,092	208,145
Current Liabilities	84,209	74,649	35,053
Fixed Liabilities	41,424	57,305	88,561
Total Liabilities	125,633	131,955	123,614
Common Stock	127,069	90,740	82,488
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	18,996	11,398	2,043
Capital Adjustment	—	—	—
Shareholders’ Equity	146,065	102,138	84,532
Sales	454,725	312,641	163,867
Operating Income	19,920	13,249	10,162
Ordinary Income	15,096	7,635	4,265
Net Income	13,936	7,635	4,265

Shunde Pohang Coated Steel

	2001	2000	1999

	(Million Won)
Current Asset	15,923	14,180	11,498
Quick Asset	8,421	8,604	1,947
Inventory	7,502	5,576	9,550
Fixed Asset	27,912	29,749	29,951
Investment	—	—	—
Tangible Asset	25,042	26,412	26,452
Intangible Asset	2,870	3,337	3,499
Deferred Asset	—	—	—
Total Asset	43,835	43,930	41,449
Current Liabilities	21,206	19,216	15,676
Fixed Liabilities	—	6,365	11,582
Total Liabilities	21,206	25,581	27,258
Common Stock	20,671	17,983	16,347
Capital Surplus	8	8	7
Capital Reserves	8	8	7
Assets Revaluation Surplus	—	—	—
Retained Earnings	1,950	358	-2,163
Capital Adjustment	—	—	—
Shareholders’ Equity	22,629	18,349	14,191
Sales	68,208	61,125	58,070
Operating Income	2,702	3,931	838
Ordinary Income	1,584	2,347	-983
Net Income	1,584	2,347	-983

POS-THAI

	2001	2000	1999

	(Million Won)
Current Asset	15,505	12,365	13,401
Quick Asset	8,723	7,522	7,752
Inventory	6,782	4,843	5,649
Fixed Asset	7,022	7,565	8,646
Investment	—	—	—
Tangible Asset	7,022	7,565	8,632
Intangible Asset	—	—	15
Deferred Asset	—	—	—
Total Asset	22,527	19,930	22,047
Current Liabilities	16,059	9,655	16,972
Fixed Liabilities	—	4,166	—
Total Liabilities	16,059	13,821	16,972
Common Stock	12,291	11,890	7,535
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	-5,823	-5,781	-2,459
Capital Adjustment	—	—	—
Shareholders’ Equity	6,468	6,109	5,076
Sales	24,698	17,275	15,841
Operating Income	523	-1,140	-2,789
Ordinary Income	241	-3,244	-3,460
Net Income	241	-3,244	-3,460

POSVEN

	2001	2000	1999

	(Million Won)
Current Asset	35,157	57,084	69,100
Quick Asset	26,419	54,730	69,100
Inventory	8,738	2,354	—
Fixed Asset	356,131	395,240	343,238
Investment	10,221	6,212	4,381
Tangible Asset	277,750	306,588	261,191
Intangible Asset	68,160	82,439	77,666
Deferred Asset	—	—	—
Total Asset	391,288	452,324	412,338
Current Liabilities	354,510	350,809	10,180
Fixed Liabilities	—	—	303,589
Total Liabilities	354,510	350,809	313,769
Common Stock	92,311	96,836	94,026
Capital Surplus	4,461	4,679	4,543
Capital Reserves	4,461	4,679	4,543
Assets Revaluation Surplus	—	—	—
Retained Earnings	-59,994	—	—
Capital Adjustment	—	—	—
Shareholders’ Equity	36,778	101,516	98,570
Sales	24,507	—	—
Operating Income	-32,987	—	—
Ordinary Income	-62,102	—	—
Net Income	-62,102	—	—

Zhangjiagang Posa Steel Port

	2001	2000	1999

	(Million Won)
Current Asset	1,835	2,282	1,327
Quick Asset	1,808	2,257	1,306
Inventory	27	25	21
Fixed Asset	7,787	7,941	7,647
Investment	—	—	—
Tangible Asset	6,833	6,804	6,405
Intangible Asset	954	1,136	1,242
Deferred Asset	—	—	—
Total Asset	9,622	10,223	8,975
Current Liabilities	335	1,207	159
Fixed Liabilities	—	630	2,405
Total Liabilities	335	1,837	2,565
Common Stock	6,635	6,302	5,729
Capital Surplus	5	4	4
Capital Reserves	5	4	4
Assets Revaluation Surplus	—	—	—
Retained Earnings	2,647	2,079	677
Capital Adjustment	—	—	—
Shareholders’ Equity	9,287	8,386	6,410
Sales	2,080	2,696	2,375
Operating Income	455	1,240	853
Ordinary Income	447	1,117	635
Net Income	446	1,114	635

MYANMAR-POSCO

	2001	2000	1999

	(Million Won)
Current Asset	5,762	4,705	4,308
Quick Asset	2,349	2,908	1,519
Inventory	3,413	1,797	2,789
Fixed Asset	4,870	5,282	5,990
Investment	—	—	—
Tangible Asset	4,430	4,655	5,224
Intangible Asset	440	627	766
Deferred Asset	—	—	—
Total Asset	10,632	9,987	10,298
Current Liabilities	3,691	3,801	5,085
Fixed Liabilities	1,591	2,267	2,062
Total Liabilities	5,282	6,068	7,147
Common Stock	4,244	4,031	3,665
Capital Surplus	1	1	2
Capital Reserves	1	1	2
Assets Revaluation Surplus	—	—	—
Retained Earnings	1,105	-114	-515
Capital Adjustment	—	—	—
Shareholders’ Equity	5,350	3,919	3,151
Sales	12,610	14,040	7,276
Operating Income	1,533	492	-541
Ordinary Income	1,238	160	-624
Net Income	1,238	160	-571

POSINVEST

	2001	2000	1999

	(Million Won)
Current Asset	2,056	6,971	18,606
Quick Asset	2,056	6,971	18,606
Inventory	—	—	—
Fixed Asset	125,390	144,084	168,884
Investment	125,364	144,028	168,809
Tangible Asset	26	55	75
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	127,446	151,055	187,489
Current Liabilities	100,911	98,028	128,358
Fixed Liabilities	—	25,194	34,390
Total Liabilities	100,911	123,222	162,749
Common Stock	26,522	25,194	22,908
Capital Surplus	—	—	—
Capital Reserves	—	—	—
Assets Revaluation Surplus	—	—	—
Retained Earnings	13	2,639	1,833
Capital Adjustment	—	—	—
Shareholders’ Equity	26,535	27,833	24,741
Sales	—	—	—
Operating Income	-849	-1,029	-1,292
Ordinary Income	3,639	2,358	1,935
Net Income	3,639	2,358	1,898

KOBRASCO

	2001	2000	1999

	(Million Won)
Current Asset	49,648	30,556	59,417
Quick Asset	39,761	22,147	52,623
Inventory	9,887	8,409	6,794
Fixed Asset	168,051	184,597	160,943
Investment	43,719	37,692	14,495
Tangible Asset	120,328	141,633	140,684
Intangible Asset	4,004	5,272	5,764
Deferred Asset	—	—	—
Total Asset	217,699	215,153	220,359
Current Liabilities	152,255	20,703	152,013
Fixed Liabilities	36,388	161,344	51,743
Total Liabilities	188,643	182,047	203,755
Common Stock	44,884	51,407	49,703
Capital Surplus	4,007	4,589	4,437
Capital Reserves	4,007	4,589	4,437
Assets Revaluation Surplus	—	—	—
Retained Earnings	-19,835	-22,890	-37,537
Capital Adjustment	—	—	—
Shareholders’ Equity	29,056	33,106	16,604
Sales	170,432	148,802	134,161
Operating Income	36,639	30,030	29,898
Ordinary Income	250	4,624	-36,275
Net Income	148	3,458	-37,150

POSCHROME

	2001	2000	1999

	(Million Won)
Current Asset	9,265	11,658	8,653
Quick Asset	7,922	9,325	8,653
Inventory	1,343	2,334	—
Fixed Asset	13,807	21,912	25,306
Investment	—	—	—
Tangible Asset	13,807	21,912	25,306
Intangible Asset	—	—	—
Deferred Asset	—	—	—
Total Asset	23,072	33,571	33,959
Current Liabilities	1,843	5,351	2,783
Fixed Liabilities	7,105	8,214	10,046
Total Liabilities	8,948	13,565	12,830
Common Stock	10	14	16
Capital Surplus	9,625	14,468	16,092
Capital Reserves	9,625	14,468	16,092
Assets Revaluation Surplus	—	—	—
Retained Earnings	4,489	5,523	5,021
Capital Adjustment	—	—	—
Shareholders’ Equity	14,124	20,006	21,129
Sales	21,053	26,180	23,550
Operating Income	5,024	8,335	5,629
Ordinary Income	4,650	8,005	4,762
Net Income	3,017	5,091	3,229

C. Investment in another companies

     [Investment in Affiliates (Listed Companies)]

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
Domestic
Stock of affiliate companies	POSDATA	4,000	65.0%	35			4,000	65.0%	35			2
Stock of affiliate companies	POSREC	1,435	24.3%	16.9	2,109	23.9	3,544	60.0%	40.9	’02.4.19	Acquisition of stock	0.6
Stock of affiliate companies	Pohang coated steel	4,000	95.2%	96.2			4,000	66.7%	96.2	’02.8.16	Capital increase	3
Total		9,435		148.1	2,109	23.9	11,544		172.1	5.6

     [Investments in Affiliates (Unlisted Companies)]

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
Stock of affiliated companies	Changwon Specialty Steel	52,000	72.2	260	-26,000		26,000	86.7	260	’02.6.25	Capital reduction	2.6
”	POSCON	8,909	96.8	49.8	-5,810		3,099	90.2	49.8	’02.5.31	Capital increase	1.3
”	POSCO Machinery Engineering	1,700	100	17.1			1,700	100	17.1
”	POSCO Machinery Co.	1,000	100	10			1,000	100	10
”	POSCOE&C	33,466	97.4	424.2	-6,185	-58.5	27,281	97.4	365.8	’02.4.27	Split of par value, Capital reduction	10
”	POS A.C.	130	100	1			130	100	1
”	POSTEEL	17,155	95.3	113.4			17,155	95.3	113.4
”	Seung Kwang	2,737	66	28.4			2,737	66	28.4
”	POSRI	3,800	95	19			3,800	95	19
”	POSTECH Venture	5,700	95	28.5			5,700	95	28.5
”	Korea Daily News	1,864	36.7	20			1,864	22.4	20	’02.1.16	Capital increase
”	eNtoB	560	17.5	2.8			560	17.5	2.8

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
Domestic Sub-Total		129,021		974.3	-37,995	-58.5	91,026		915.8			14.0
FOREIGN
Stock of affiliated companies	KOBRASCO	1,987,915	50.0	33.0			1,987,915	50.0	33
”	POSAM	247	99.29	200.3	35	41.8	282	99.3	242.1	’02.9.6	Capital increase
”	POSA	762	100.0	37.4			762	100.0	37.4			2.7
”	POSCHROME	22	25.0	4.9			22	25.0	4.9
”	POSVINA		50.0	1.5				50.0	1.5
”	VPS		35.0	4.8				35.0	4.8			1.9
”	POS-Tianjin Coil Center Co		10.0	0.7				10.0	0.7
”	Dalian POSCO-CFM Coated Steel		40.0	9.6				40.0	9.6			0.3
”	POSINVEST	2,000	100.0	22.9			2,000	100.0	22.9
	PT.KS-
”	POSCO	34,000	40.0	6.8			34,000	40.0	6.7
”	Zhangjiagang Pohang STS Steel		82.5	84.2		212		82.5	105.4			10.6
”	POSVEN	4	40.0	44.5			4	40.0	44.5
”	POS-THAI STEEL	477	11.7	1.6			477	11.7	1.6
”	Shunde Pohang Coated Steel		90.1	13.8		8.0		93.5	21.8			1,6
”	Shunde Xing Pu Steel Center Co		10.5	0.9				10.5	0.9

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
”	PT.POSNESIA	29,610	70.0	9.5			29,610	70.0	9.5
”	MYANMAR POSCO	13	70.0	2.2			13	70.0	2.2
”	POS-HYUNDAI	2,352	10.0	1.1	-6		2,346	10.0	1.1
	POA	9,360	100.0	7.4			9,360	100.0	7.4
Overseas Sub-total		2,066,762		487	29	70.9	2,066,791		557.9			17.1
Total		2,195,783		1,461.3	-37,966	12.4	2,157,817		1,473.7			31.0

• Change (Change par value of stock: 10,000 won per stock ▶ 5,000 won. April 27 )

- Ownership of KOREA Daily NEWS was changed due to the increase of capital with consideration (Ownership change: 36.73% ▶ 22.41%)

- POSREC: Ownership increase 24.3% ▶ 60% (April 19)

- POSCON: Reduction without consideration (May 30) Reduction with consideration (May 31) (Ownership change: 96.8% ▶ 90.2%)

- Changwon Specialty Steel Co.: Reduction with(without) consideration (Ownership change: 72.2% ▶ 86.7%)

- Participate in the capital increase of Zhangjiagang Pohang STS Steel and Shunde Pohang Coated Steel

6)	Ownership of Pohang coated steel was changed due to capital increase with consideration (Aug 16): Capital stock 21.0 ▶ 30.0 billion won, ownership change: 95.24 ▶ 66.67%

7)	Participation in capital increase with consideration of POSAM

     [Investments in Affiliates (Listed Companies)]

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
Domestic
Investment Securities	SK Telecom	5,795	6.50	1,657.3			5,795	6.50	1,657.3			4
”	Samjung P&A	270	9.00	2.7			270	9.00	2.7			0.2
”	Korea Investment	59	2.94	0.6			59	0.76	0.6		Capital
											increase
”	Hanil Steel	308	9.95	7.2			308	9.95	7.2
”	Munbae Steel	370	9.02	6.7			370	9.02	6.7
”	Chohung Bank	135	0.03	5.7			135	0.03	5.7
”	Hana Bank	4,440	3.57	30	178		4,618	3.39	30			0.9
”	Dong-yang	1,564	2.48	3.9			1,564	2.48	3.9
Sub Total		12,941		1,714.1	178		13,119		1,714.1
Overseas
Investment Securities	NSC	137,266	2.02	265.8	10,610	19.4	147,876	2.17	285.1			2.2
Total		150,207		1,979.8	10,788	19.3	160,995		1,991.2			7.6

•	Change:

1)	NSC (Nippon Steel Corp.): Purchasing in the Japanese stock market

2)	Stock dividend of Hana Bank: 4% (0.04 share/1 share)

3)	Korea Investment: As it was in the capital increase with consideration POSCO Ownership was changed because other shareholders did not use real rights

     [Investments in Affiliates (Unlisted Companies)]

		Beginning Balance			Change		Ending Balance
										Date of
Accounting				Acquisition		Acquisition			Acquisition	acquisition or		Dividend
Item	Company	Shares	Ownership	cost	Shares	cost	Shares	Ownership	cost	disposal	Reason	Revenue

		(1,000 shares, billion won)
DOMESTIC
Investment	Daekyeong
Securities	Steel	1,786	19.00	8.9			1,786	19.00	8.9
”	Pohang Pro-soccer
	Association	40	16.67	0.2			40	16.67	0.2
”	Chunnam
	Pro-soccer Association	20	13.20	0.1			20	13.20	0.1
”	Kihyup Finance	600	10.34	3			600	10.34	3			0.03
”	Powercom	4,500	3.00	153			4,500	3.00	153
”	Geoyang Haewoon	150	0.88	0.8			150	0.88	0.8
”	Korea Steel Daily	2	2.67	0.02			2	2.67	0.02
”	Korea Economic Daily	57	0.46	0.3			57	0.46	0.3
”	POSHOME	10	3.69	0.05			10	3.69	0.05
”	SK IMT	7,200	12.00	192			7,200	12.00	192
	Kyung-buk daily	3	1.05	0.03			3	1.05	0.03
Sub Total		14,368		358.4			14,368	1	358.4
FOREIGN
Investment	GlobalUnity
Securities	Ltd	71	13.33	0.7			71	13.33	0.7
	VINA PIPE		10.60	0.3				10.60	0.3
	Siam
	United Steel	9,000	10.0	26.6			9,000	10.0	26.6
Sub Total		9,071		27.6			9,071		27.6
Total		23,439		386			23,439	0	386

VI. Stock and Stockholders

1. Distribution of shares

A.     The largest shareholder and shareholders with special relation

		Number of shares owned (ownership)

		Beginning Number of			Ending Number of
Shareholder	Type	Shares (Interest)	Increase	Decrease	Shares (Interest)

Pohang University of Science and Technology	Common Stock	3,358,200			3,358,200
		(3.59%)			(3.59%)
Total	"	3,358,200			3,358,200
		(3.59%)			(3.59%)

*	The largest shareholder : Pohang University of Science and Technology

*	Number of persons with special interest : 2

A. Major Stockholder with over 5% ownership

     None

C. Ownership by Stockholders

STOCKHOLDER	NUMBER OF STOCKHOLDERS		NUMBER OF SHARES HELD

		%		%
Government	—	—	—	—
Government Managed Company
Securities company	51	0.04%	207,968	0.22%
Insurance Companies	40	0.03%	861,165	0.92%
Investment Trust companies	171	0.12%	6,569,880	7.02%
Bank	53	0.04%	5,537,542	5.92%
Merchant Bank	5	0.00%	10,000	0.01%
Mutual Savings	2	0.00%	1,500	0.00%
Other Corporations	272	0.19%	20,638,781	22.05%
Individuals	139,864	97.70%	3,229,949	3.45%
Foreigners	2,694	1.88%	56,532,700	60.40%

Total	143,152	100.00%	93,589,485	100.00%

D. Shareholders by number of shares held

	# of shareholders	%	# of Shares	%

Small Shareholder (Sub total)	143,139	99.99%	59,898,185	64.00%
Small Shareholders (Institutes)	3,275	2.29%	56,668,236	60.55%
Small shareholders (Individual)	139,864	97.70%	3,229,949	3.45%
Largest Shareholders	1	0.00%	3,028,200	3.24%
Other shareholders (Sub total)	12	0.01%	30,663,100	32.76%
Other shareholders	12	0.01%	30,663,100	32.76%
Other shareholders

Total	143,152	100.00%	93,589,485	100.00%

*	Including treasury shares (11,905,610 shares)

2. Administration of Stock

Preemptive Rights	See Article 11 and 13 of Articles of Incorporation
Book-Closing Date	December 31
Close of Shareholders’ Registry	From January 1 to the Date of Ordinary General Meeting of Shareholders
Ordinary General Meeting of Shareholders	Within 3 months of Book Closing
Type of Certificates of Stock by Number of Shares Represented	1, 3, 4, 5, 10, 50, 100, 500, 1,000, 10,000
Newspapers Used for Public Notices to Shareholders	Korea Daily News, Maeil Shinmun, Kwangju Ilbo

•     Articles of Incorporation

     Pre-emptive Rights

     (1)  Except as otherwise provided by Paragraphs (2) through (4) of this Article 11 and the mandatory provisions of the applicable laws or regulations, in case of the issuance of new shares, the shareholders of the Company shall have the right to subscribe for such newly issued shares in proportion to the number of shares held by each of them; provided, however, that the Company may, by resolution of the Board of Directors, allocate preferred shares to holders of preferred shares, or convertible preferred shares to holders of convertible preferred shares in proportion to the number of shares held by each of them.

     (2)  New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:

1.	If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the provisions of the Securities and Exchange Act;

2.	If the Company allocates new shares to the members of the Company’s Employee Stock Ownership Association in accordance with the provisions of the Securities and Exchange Act;

3.	If the Company issues new shares for the issuance of depositary receipts in accordance with the Provisions of the Securities and Exchange Act;

4.	If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the Securities and Exchange Act;

5.	If the Company issues new shares to the existing creditors in order to convert the debt into capital;

6.	If the Company issues new shares to the domestic and/or foreign entities in accordance with the joint venture agreement or technology license agreement executed by and between the Company and such entities for the management purposes;

7.	If the Company issues new shares to the domestic and/or foreign financial institutions in order to finance the Company in the emergent cases.

8.	If the Company issues new shares by the exercise of the stock option in accordance with the provisions of the Securities and Exchange Act

     (3)  Any shares unsubscribe after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of Directors

     (4)  Notwithstanding the provisions of Paragraphs (2) through (3) of this Article 11, new shares may be allocated to persons other than the existing shareholders if affected by special resolution of a General Meeting of Shareholders.

     (5)  In case the Company issues new shares by a rights offering, bonus issue or stock dividend, such shares will be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year during which the shares are issued.

3. Volume and Prices traded for the last 6 months

A.     Korea Stock Exchange (Common Stock)

		2002

		April	May	June	July	Aug	Sept

		(Won, Thousands Shares)
Price In Won	High	147,500	141,500	154,000	142,500	118,000	121,500
	Low	121,500	122,500	133,500	110,000	101,500	99,800
Volume (Shares)		6,986	6,129	6,634	7,637	6,040	6,441

B.     New York Stock Exchange (ADR)

		2002

		April	May	June	July	Aug	Sept

		(U$, Thousands Shares)
Price in U$	High	27.25	28.25	30.64	28.62	28.62	23.40
	Low	23.25	23.86	27.27	28.00	22.50	22.50
Volume (ADR)		6,322	6,421	9,637	9,508	7,905	5,249

C. London Stock Exchange (ADR)

		2002

		April	May	June	July	Aug	Sept

		(U$, Thousands Shares)
Price in U$	High	27.00	28.50	30.50	28.62	28.62	23.40
	Low	25.75	25.90	28.00	28.00	22.50	22.50
Volume (ADR)		228	213	271	303	93	82

VII. Directors and Employees

1. Directors

A.     Directors

			Shares owned
Title	Name
<Standing>	(Date of Birth)	Principal Occupation	Type	No.

Chairman and Representative Director	Sang-Boo Yoo (Mar. 4, 1942)	Chairman & CEO	Common	2
President and Representative Director	Ku-Taek Lee (Mar.15, 1946)	President	Common	860
Senior Executive Vice President	Yong-Woon Kim (Oct. 4, 1943)	General Administration/Law Affairs Dept	”	610
”	Chang-Oh Kang (Dec. 5, 1942)	Technical Research Laboratory	”	2,001
”	Soo-Yang Han (Feb. 9, 1945)	General Superintendent, Kwangyang Works	”	2,310
”	Won-Pyo Lee (Dec.11,1943)	General Superintendent, Pohang Works	”	—
Executive Vice President	Kyeong-Ryul Ryoo	Marketing, Process Innovation Dept	”	17

<Non-standing Directors & Auditors>
Director	Ung-Suh Park (Jun. 13, 1938)	Director Candidate Recommendation Committee Audit Committee	”	—
”	Jae-Young Chung (Oct. 15, 1944)	Audit Committee	”	—
”	Guil-Soo Shin (Apr. 16, 1944)	Finance and Operation Committee	”	—
”	Jong-Won Lim (Sep. 17, 1946)	Director Candidate Recommendation Committee Finance and Operation Committee	”	—
”	Samuel F. Chevalier (Mar. 9, 1934)	Director Candidate Recommendation Committee	”	—
”	Soon Kim	Finance and Operation Committee	”	—
	Woo-Hee Park	Audit Committee	”	—
”	Dae-Wook Yoon	Audit Committee	”	—

     Remuneration for 3 quarters of 2002 : Won 1,883 million, Average remuneration per person : Won 126 million

<Executive Directors>

			Shares owned

Title	Name	Principal Occupation	Type	Number

Executive Vice President	Kwang-Woong Choi	Corporate Strategic Planning & Supporting Dept	”	—
”	Jung-Won Kim	General Administration Dept. Material Purchasing Dept.	”	—
”	Seong-Yong Shin	POSAM	”	2
”	Kwang-Hee Han	Tokyo Branch	”	—
”	Dong-Jin Kim	Beijing Office		—
Senior Vice President	Won-Chul Hwang	Deputy General Superintendent, Pohang Works	”	110
”	Sung-Hwan Kim	Facilities Investment Planning Dept	”	2,054
”	Tae-Hyun Hwang	Finance Division	”	—
”	Chin-Cheon Kim	Deputy General Superintendent, Kwangyang Works	”	165
”	Youn Lee	Deputy General Superintendent, Pohang Works	”	2
”	Seong-Sik Cho	Investment Project	”	—
”	Byung-Hoon Kim	Deputy General Superintendent, Pohang Works	”	17

			Shares owned

Title	Name	Principal Occupation	Type	Number

”	Jong-Tae Choi	General Superintendent, Education & Training Center	”	—
	Hwang-Kyu Hwang	Research & Development Dept	”	2
	Song Kim	Marketing Strategy Dept	”	2
	Woo-In Lee	Deputy General Superintendent, Kwangyang Works	”	—
	Jong-Doo Choi	Cold-Rolled Sales & Export Dept	”	2
Vice President	Joon-Yang Chung	EU Office	”	730
”	Chang-Ho Kim	Audit Dept	”	2
”	Nam-Suk Hur	Deputy General Superintendent, Kwangyang Works	-	2
”	Chang-Kwan Oh	Hot-Rolled Sales	-	—
”	Jeon-Young Lee	New Investment Project	-	—

     Byung-Chang Yoo, Executive Vice President resigned as of Jul. 1

     Directors holding concurrent position in other company

–	Chairman Sang-Boo Yoo : Outside Director of Hana Bank

2. Employees

	Number of Employee					Total	Average
					Average	Wages for 3 quarters	Monthly Wages
	White Color	Blue Color	Others	Total	Years	(million won)	(thousand won)

	(Person, Thousand Won)
Male	1,490	17,391	51	18,932	16.1	620,737	3,643
Female	221	35	15	271	10.5	6,159	2,525
Total	1,711	17,426	66	19,203	16.1	626,896	3,627

3. Labor Union

A.	Number of Labor Union Members : 19

B.	Standing Members : 4 (Chairman, Deputy Chairman, Secretary-General, Chief of General Affairs)

C.	Numbers of Employees who are able to be member of the Union as of Sep. 30, 2001 : 15,851

D.	Employees who can not be member of the Union

–	Employees who are in a position at or above Manager

–	Employees under Intern period

–	Temporary or nonstanding employees

–	Employees restricted in entering the Union by labor law or other regulations.

VIII. Transactions with Interested Parties

1. Transactions with Associated Companies

A.     Transactions with the largest shareholder and etc.

(1) Loan to Affiliates

     None

(2) Guaranty Provided for Affiliated Companies

Company	Creditors	Beginning	Increase	Decrease	Ending

		(Million Won)
Changwon Steel	Sumitomo Bank	772		772	0
Domestic Sub Total		772		772	0
KOBRASCO	CITIBANK, etc.	53,044		20,359	32,685
VPS	Credit Lyonnais	4,355		1,398	2,957
POSAM	Bank of America	99,458		3,869	95,589
POS-Hyundai	India Industry Bank etc.	649		320	329
POS-invest	Sumitomo Bank, etc.	94,731	40,423		135,154
Zhangjiagang Pohang STS	China Bank	29,729		2,255	27,474
Overseas sub-total		281,966	40,423	28,201	294,188

Grand Total		282,738	40,423	28,973	294,188

(3)  Investment in Affiliated Companies

Company	Beginning	Increase	Decrease	Ending

	(Million Won)
POSEC	424,248		58,459	365,789
POSTECH Venture Capital Co	28,500			28,500
POS- AC	1,043			1,043
Korea Daily	19,999			19,999
Pohang Coated Steel	96,151			96,151
POSDATA	35,000			35,000
POSMEC	17,052			17,052
POS-M	10,000			10,000
POSCON	49,822			49,822
POSTEEL	113,393			113,393
Chang Won Specialty Steel	260,000			260,000
Seung Kwang	28,408			28,408
ENtoB	2,800			2,800
POSREC	16,902	23,957		40,859
POSCO Research Institute	19,000			19,000
KOBRASCO	32,950			32,950
POSAM	200,327	41,786		242,113
POSVINA	1,527			1,527
VPS	4,758			4,758
POS-Tianjin Coil Center	653			653
Dalian POSCO-CFM Coated Steel	9,586			9,586
POSINVEST	22,910			22,910
PT. KS- POSCO	6,786		121	6,665
Zhangjiagang Pohang STS	84,235	21,165		105,400
POSVEN	44,540			44,540
POS-Thai	1,625			1,625
Shundae Pohang Coated Steel	13,834	8,036		21,870
Shunde Pohang Coated	927			927
P.T. POSNESIA	9,474			9,474
Myanmar POSCO Steel	2,192			2,192
PO-Hyundai Steel	1,057			1,057
POSA	37,352			37,352
POA	7,425			7,425
POSCHROME	4,859			4,859

Total	1,609,335	94,944	58,580	1,645,699

(4)  Real Estate Transaction in Affiliated Companies

	Period	Guaranty Money	Rental Fee

		(Thousand Won)
POSEC	’01.1.1~’01.12.31	2,270,855	2,912,223
POSCON	”		35,513
POSREC	”		45,205
POSMEC	”		26,663
POS-AC	”	332,410	413,536
POSDATA	”	543,775	716,882
POSTECH Venture Capital	’00.8.01~’03.07.31	41,570	49,884
Pohang Coated Steel	’01.1.1~’01.12.31		3,989
POS-M	”		45,509
POSCO Educational Foundation	”		31,747

Total		3,188,610	4,280,151

(5)  Long-term Contract

		The Content Transacted

Company	Relationship	Kind	Term	Product & Service	Amount

					(Million Won)
Posteel	Subsidiary Company	Long-term Contract	’01.1.1~’01.12.31	Product & By-Product	1,500,000
	Total				1,500,000

2. Transactions with Shareholders & etc.

			The Content Transacted

	Transactions	Account	Beginning	Increase	Decrease	Ending

			(Million Won)
Director	Account Receivable relating to the retirement	Account Receivable	22			22

XI. Other Information

1. Summary of Disclosures and Notifications

•	Notice of POSCO’s Leasing Contract with a Subsidiary Company (Jan 24, 2002)

Please be advised that the BOD of POSCO adopted a resolution for POSCO’s leasing contract with a subsidiary, POSEC, as follows.

1.	Companies concerned

–	Lesser: POSCO

–	Lessee: POSEC etc.

2.	Details of the Contract

–	Object of lease: Land & Building

–	Location: Jikok Dong, Pohang, Korea etc.

–	Period of Lease: Jan. 1st 2002 ~ Dec. 31st 2002

–	Monthly Rent: 299,624,000 KRW

3.	Object of transaction: Office space

•	New Investment on Zhangjiagang POSCO Stainless Steel Co. (Jan. 22, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution to expand the investment on Zhangjiagang POSCO.

1.	Company Name: Zhangjiagang POSCO Stainless Steel Co., Ltd.

2.	Relationship with POSCO: Subsidiary

3.	Purpose of the investment: Increase the capacity for stainless steel and cold rolled sheet

New Investment:	KRW 30,921,660,000
Previous Investment:	KRW 113,964,637,297
Total investment:	KRW 144,886,297,297

•	Resolution of the Board of Directors Regarding the Annual General Shareholders’ Meeting (Jan. 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for a call the 34th General Meeting of Shareholders.

1.	Resolution Date: January 23, 2002

2.	Proposed General Meeting Date: 9:00 (AM), March 15, 2002

3.	Proposed General Meeting Place: POSCO Center, Art Hall 892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

4.	Other Approved proposals

(1)	34th Financial Statement

(2)	Amendments to the Articles of Incorporation

(3)	Director’s Remuneration

(4)	Payment of Incentives to the Standing Directors

•	Addition of Business Purpose (Jan. 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for addition of business purpose to the Articles of Incorporation.

1.	Added Business Purpose: To engage in marine transportation, processing and sales of minerals within or outside Korea.

2.	Background: In preparation for the future expansion of composite business, the Company expands the current target business to the transportation and process of all the minerals using current CTS (Central Terminal System) base which is greatly located in Kwangyang, harbor loading and unloading system, and accumulated managerial techniques.

•	Decrease the Sales by more than 1% (Jan. 24, 2002)

POSCO reported that the company’s sales decreased by KRW 605,881,146,427, which is the 5.2%, compared to the previous year.

1.	Total Sales in year 2001: KRW 11,086,118,855,893

2.	Total Sales in year 2000: KRW 11,692,000,002,320

3.	Decreasing Amount: KRW 605,881,146,427

4.	Reason: Low product price due to the recession of the whole economy and steel industry.

•	Decrease the Ordinary Income by more than 3% (Jan. 24, 2002)

POSCO reported that the company’s ordinary income decreased by KRW 216,512,966,577, which is the 16.3%, compared to the previous year.

1.	Total Ordinary Income in year 2001: KRW 1,114,971,348,101

2.	Total Ordinary Income in year 2000: KRW 1,331,484,314,678

3.	Decreasing Amount: KRW 216,512,966,577

4.	Reason: Sales and the operating income decreasing due to the low steel price

•	Decrease the Net Income by more than 1% (Jan. 24, 2002)

POSCO reported that the company’s net income decreased by KRW 817,671,790,389, which is the 49.9%, compared to the previous year.

1.	Total Sales in year 2001: KRW 819,319,276,793

2.	Total Sales in year 2000: KRW 1,636,991,067,182

3.	Decreasing Amount: KRW 817,671,790,389

4.	Reason: Decreased extra-ordinary income by KRW 953 billion and operating income

•	Accounting Treatment in Relation to POSVEN (Jan. 24, 2002)

POSCO reclassified the extraordinary loss (bad debt expense) to the non-operating loss.

•	Explanation of Accounting Treatment is provided by “Andersen Anjin & Co” who is the POSCO’s accounting audit company.

1.	Payment of Guaranteed Long-term Debt for POSVEN

POSCO (“the Company”) and its subsidiaries, POSEC and POSTEEL paid the guaranteed long-term debt of Won 138 billion, Won 34.5 billion and Won 34.5 billion, respectively, on June 19, 2001. This payment represented the 40%, 10% and 10%, respectively, of the total long-term debt of POSVEN guaranteed by the Company, POSEC and POSTEEL. The payment has been recorded as a receivable from POSVEN and included in other assets, net of allowance for doubtful accounts of Won 69 billion, Won 17.25 billion and Won 17.25 billion, respectively, representing management’s estimate of the account which will be ultimately collected from POSVEN.

2.	KAI’s Interpretation

According to the Korean Accounting Institute (KAI)’s interpretation dated on October 24, 2001, the gain on valuation by using the equity method of accounting should be recorded on the parent company’s non-consolidated financial statements, and treated as the reversal of allowance for doubtful accounts receivable from its subsidiary, if the parent company recorded bad debt allowance for accounts receivable from its subsidiary company. The above accounting treatment is in conformity with the Korean GAAP, which provides that the unrealized loss arising from the inter-company transactions should be eliminated on the non-consolidated and consolidated financial statements.

3.	Accounting Treatments

The accounting practice in June, 2001, recording of the allowance for doubtful accounts as extraordinary expense, was carried through the year on the basis of concept for conservatism. But at year end, the Company decided to reflect more corrective and consented accounting treatment approved by KAI.

Accordingly, the Company recorded the gain on valuation by using the equity method of accounting for the subsidiary, POSVEN, with the same amount of bad debt allowance of Won 103.5 billion for POSVEN as of December 31, 2001 under generally accepted accounting principles in Korea.

In connection with the reversal of bad debt allowance when using the equity method of accounting, the Company reclassified the extraordinary loss (bad debt expense) to the non-operating expense in order to match the recognition of gain on valuation by using the equity method of accounting which is accounted for non-operating income at year end book closing.

•	Appointment of the New External Auditor (Feb. 20, 2002)

Please be advised that the Audit Committee of Pohang Iron & Steel Co., Ltd. appointed Samil Accounting Corporation (The Korean member of PricewaterhouseCoopers) as the new external auditor.

1.	Name of external auditor: Samil Accounting Corporation (PricewaterhouseCoopers)

2.	Resolution Date: February 19, 2002

3.	Designation Period: April 1, 2002 ~ March 30, 2005

4.	Reason for Alternation: New Appointment due to the prior designation expired

5.	Applicability of Qualification Criteria for External Auditor: Qualified (Article 3 of the Act on External Audit of Stock Companies)

•	Results of POSCO’s 34th Ordinary General Meeting of shareholders (Mar. 15, 2002)

1.	Approval of Financial Statements

–	Auditors Opinion: Unqualified

–	Summary of financial statements

(million Won)
Total Asset	17,615,530
Total Liabilities	7,419,037
Shareholder’s Equity	10,196,493
Paid-in Capital	482,403
Sales	11,086,119
Net Income	819,319
Earnings per Share (Won)	10,043

2.	Dividend

–	Cash Dividend (including interim dividend) : 204,048,397,500 KRW

Div./share	Div. Rate	Div. Yield	Payout Ratio

2,500Won	50%	2.2%	24.9%

3. Election of Directors

1)	Election of Directors

Title	Name

Outside Director	Samuel F. Chevalier
Standing Director	Chang-Oh Kang
”	Soo-Yang Han
”	Won-Pyo Lee

2)	Outside Directors

Total number of Directors (A):	15
Number of Outside Directors (B):	8
Ratio of number of outside directors (B/A):	53.3%

3)	Audit Committee

– Outside Directors:	4
– Inside Director:	—

•	Resolution for the Candidates (Mar. 15, 2002)

Please be advised that the BOD of POSCO adopted a resolution for the candidates for the directors and for the Audit Committee members.

1.	Name of Candidates for directors:

NAME	CURRENT POSITION

Lee, Ku-Taek	President
Ryoo, Kyeong-Ryul	Senior Vice President
Shin, Guil-Soo	External Director
Lim, Jong-Won	External Director

2.	Name of Candidates for Audit Committee Members

NAME	CURRENT POSITION

Park, Ung-Suh	External Director
Chung, Jae-Young	External Director

3.	Resolution Date: February 22, 2002

•	Grant a Stock Option Right (Apr. 27, 2002)

Please be advised that the BOD of POSCO adopted a resolution for granting a stock option right to the newly appointed management as follows.

1.	Number of Shares: 60,000 (Grand Total: 504,000)

–	Each person received 10,000 share rights.

2.	Number of Granted People: 6 (Grand Total: 44)

3.	Exercise Price: KRW 135,800

4.	Effective Exercise Period

A.	Start: April 28, 2004

B.	End: April 27, 2009

5.	Measure of Grant

A.	Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

•	POSCO’s Transaction with a Subsidiary Company (Apr. 27, 2002)

Please be advised that the BOD of POSCO adopted a resolution for POSCO’s transaction with a subsidiary, POSTEEL, as follows.

1.	Name of Company: POSTEEL

2.	Relation to POSCO: Subsidiary

3.	Details about Transaction

A.	Transaction Period: Jan. 1, 2002 ~ Dec. 31, 2002

B.	Transaction Product: Steel Product and By-Product

C.	Transaction Amount: KRW 1,500,000,000,000 (Estimated)

•	Summary of Approval of Agenda

Please be advised that the agenda was approved at the 34th Annual General Shareholders Meeting of POSCO on March 15, 2002.

Agendum 1: Approval of Balance Sheet, Income Statement, and appropriation of Retained Earnings for the 34th Fiscal Year:

(from January 1, 2001 to December 31, 2001)

Agendum 2: Amendments of the Articles of Incorporation

Agendum 3: Election of Directors

NAME	CURRENT POSITION

Lee, Ku-Taek	President, POSCO
Ryoo, Kyeong-Ryul	Senior Vice President, POSCO
Shin, Guil-Soo	External Director, POSCO
Lim, Jong-Won	External Director, POSCO

Agendum 4: Election of Audit Committee Members

NAME	CURRENT POSITION

Park, Ung-Suh	External Director, POSCO
Chung, Jae-Young	External Director, POSCO

Agendum 5: Directors’ Remuneration

–	Limit: KRW 2 Billion

–	Number of Director: 15 ( 7 Standing Director; 8 Outside Director)

*	Remuneration Limit in 2001: KRW 1.2 Billion

Agendum 6: Payment of Performance Incentives to the Standing Directors

“The performance incentives to be paid to the Representative Director for the 2002 fiscal year shall be less than 200% of the annual base salary of each Representative Director. The performance incentives to be paid to the Standing Directors other than the Representative Director for the 2002 fiscal year shall be less than 100% of the annual base salary of each Director. Such incentives shall be paid based on the results of management performance evaluation for 2002 fiscal year.”All agendum was approved as had been proposed.

•	Suspension of the Register of Shareholders (Jun. 7. 2002)

Please be advised that the BOD of POSCO adopted a resolution for suspension of alteration of entry in the register of shareholders for interim dividend payment.

1.	Record Date: June 30th, 2002

2.	Period of Closing: July 1st, 2002 ~ July 14th, 2002

3.	Purpose: Interim Dividend Payment
*	The dividend rate on par and the date of payment are to be determined at the Board of Directors in July 2002.

•	POSCO’s Approval (Jun. 7, 2002)

Please be advised that the BOD of POSCO approved the resolution by BOD of POSCO E&C, which is one of subsidiaries of POSCO.

To facilitate the successful listing of POSCO E&C on the stock market, capital reduction with/without consideration will be achieved, as follows, and POSCO will relinquish its rights to POSCO E&C’s stocks at the time of new issue for its going public and capital increase with consideration for equity allotment to the employee stock ownership association.

1.	POSCO E&C’s capital reduction with/without consideration

(1)	Method of capital reduction: even reduction

(2)	Amount of capital reduction: 203.5 billion won

–	60 billion won (with consideration)

–	143.5 billion won (without consideration)

2.	New issuance for going public and equity allotment to the employee stock ownership association

(3)	Amount of capital increase with consideration: 60 billion won (30% of the total number of shares issued at the time of listing)

–	Equity allotment to the employee stock ownership association (10%): 20 billion won (4 million shares)

–	Allotment to general shareholders (20%): 40 billion won (8 million shares)

(4)	Relinquishment of rights to stocks in the case of capital increase with consideration for equity allotment to the employee stock ownership association.

3.	The executive in charge of investments will be commissioned to handle other practical matters related to capital reduction with/without consideration and relinquishment of rights in the case of going public.

•	Operating Results in 1H 2002 (Jul. 8. 2002)

Please be advised that POSCO release the operating results in 1st half of the year 2002.

(Management Performance)	1H 2001	1H 2002

	(Unit: ’000 ton, Bn KRW)
Production (Crude Steel)	13,977	13,696
Total Sales Amount	13,595	13,307

Revenue	5,580	5,454
Operating Income	735	606
Net Income	355	359

Total Assets	17,214	17,433
Total Liabilities	7,799	6,231

     (All the information is subject to change after the auditing.)

     We reflect the impairment loss on Kwang-Yang #2 mini-mill by KRW 133 billion and the equity in losses of affiliates by KRW 107 billion which includes POSVEN’s foreign exchange translation losses by KRW 89 billion.

•	Resolution on Cancellation of Stock Option Right (Jul. 22. 2002)

Please be advised that the BOD of POSCO adopted a resolution for cancellation of Stock Option right.

1.	Date of Cancellation: July 22, 2002

2.	Number of the cancelled stock option right: 10,000 shares

3.	Name and Position: Yoo, Byung Chang / Former Executive Vice President

4.	Ground for cancellation: Voluntary Resignation

5.	Relevant Law: Article 13-8.1 of the Articles of Incorporation

–	Resolution on Interim Dividend Payout (Jul. 22. 2002)

Please be advised that the BOD of POSCO adopted a resolution for the interim dividend payment.

1.	Dividend Rate on par value: 10%

2.	Record Date: June 30, 2002

3.	Total Dividend Amount: KRW 40.8 billion

4.	Date of Payment: Aug 14, 2002

•	Resolution on Disposal of Treasury Stock (Jul. 22. 2002)

Please be advised that the BOD of POSCO adopted a resolution for disposal of Treasury Stock.

1.	Purpose of Disposal: Dispose the treasury stock according to the result of the 1st stock subscription by the introduction of ESOP

Method:

Purchase of Treasury Shares by the ESOA

–	Number of Shares: 316,950 shares

–	Disposal Price: KRW 134,268

Complementary Contributions to the ESOA

–	Number of Shares: 316,950 shares

–	Contribution Price: Closing Price of the contribution (July 23, 2002)

2.	Total Number of Shares to be disposed: 633,900 shares

3.	Total amount of subscription: KRW 88,746 million (Estimate)

•	Resolution on an Increase in Capital (Sep.11.2002) Please be advised that the BOD of POSCO adopted a resolution for an increase in capital on POSAM.

1. Subsidiary Name: POSAM (Pohang Steel America Corp.)

2. Capital: USD 248,284,000

3. Previous Investment: KRW 200,326,694,232 Guaranteed Payment: KRW 95,680,000,000

4. New Investment: KRW 41,860,000,000

5. Total Investment: KRW 337,866,694,232

6. Purpose for the investment: Establish the Biotech venture in US

•	Foreign Investment (Sep.18.2002) Please be advised that the BOD of POSCO adopted a resolution for an investment on the joint venture in China.

1.	Purpose of the investment: To Establish a STS CR mill in Qingdao, China

2.	Company Name: Qingdao Pohang Stainless Steel Co. Ltd.

3.	Business Partner: Qingdao Steel

4.	Business Scope: Manufacturing and sales of Stainless cold-rolled steel product to the extent of 150,000 MT per year.

5.	Total Investment Cost: USD 130,694,000

6.	Legal Capital: USD 60,160,000 Ownership by POSCO: 80% (USD 48,128,000) Joint Venture Company to be incorporated in the beginning of Oct, 2002

•	Grant a Stock Option Right (Sep.18.2002) Please be advised that the BOD of POSCO adopted a resolution for granting a stock option right to the newly appointed managements as follows.

1.	Number of Shares: 22,000 (Grand Total: 570,000)

2.	Number of Granted People: 2 (Grand Total: 45)

3.	Exercise Price: KRW 115,600

4.	Effective Exercise Period

–	Start: September 19, 2004

–	End : September 18, 2009

5.	Measure of Grant

–	Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

•	Termination of Contract for treasury stock fund (Sep.18.2002) Please be advised that the BOD of POSCO adopted a resolution for the termination of the contract for treasury stock fund.

1.	Number of Contracts: 4

2.	Total Amount: KRW 15.4 Billion

3.	Reason for termination: Contracts to be matured.

4.	Details of contracts

	ITC Name	Korea Daehan	Hyundai	Hyundai

Amount(KRW bn)	3.1	3.5	3.1	5.6
POSCO Shares	58,800	57,000	54,754	69,000
Maturity	2002.9.25	2002.9.25	2002.9.27	2002.10.2
Termination	2002.9.25	2002.9.25	2002.9.27	2002.10.2

•	Contract Extension for Special Money Trust Stock (Sep.18.2002) Please be advised that the BOD of POSCO adopted a resolution for the extension of the special money trust contract for treasury stock.

1.	Contract Amount: KRW 100 billion

2.	Contract Maturity Date: November 4, 2002

3.	Extending the Contract Period: Nov. 5, 2002 ~ Nov. 4, 2003

4.	Trust Company: Hana Bank

•	Summary of 2002 Third Quarter Operating Profit Results (POSCO) (Nov.1. 2002)

POSCO (the “Company”) announced its 2002 third quarter operating results at an Investor Relations Conference held in New York, New York on November 1, 2002. Sales increased 12% in the third quarter of 2002 compared to the corresponding period in 2001. Additionally, the Company’s operating profits increased 46% and its net profits nearly doubled in the third quarter of 2002 compared to the corresponding period in 2001.

	3Q’01	3Q’02

	(Unit: 1,000 tons, KRW BN)
Crude Steel	6,977	7,206
Sales	2,749	3,080
Operating Income	400	584
Net Income	198	378

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All financials in this presentation are based on non-consolidated financial statements.

•	Summary of 2002 October Operating Profit Results (POSCO) (Nov.4. 2002)

     POSCO will release its 2002 October operating profit results on November 5, 2002.

		’02
Items	’02.10	(Jan-Oct)	YoY

	(Unit: 1,000 tons, KRW BN)
Crude Steel Production	2,424	23,327	90
Sales Volume	2,430	22,660	99
Sales	1,096	9,630	358
Operating Profit	235	1,425	180
Operating Profit Margin	(21.4)	(14.8)	(1.4)
Total asset	17,390	17,390	–138
Total Liabilities	5,894	5,894	–1,890

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All financials in this presentation are based on non-consolidated financial statements.

•	Mid-Term Management Strategy (Nov.6. 2002)

1.	Vision: Global leader with continuing growth outlook on a firm base of steel business

2.	Major Strategies

(1)	Growth Strategy

–	Invest in Local Market(Steel)

–	Invest in China and Southeast Asia (Steel)

–	Forster Growth-Potential Businesses

(2)	Competitiveness Enhancing Strategy

–	Expand Phase II Process Innovation

–	Emphasize Customer-Oriented Marketing

–	Acquire Global Technology Leadership

–	Stronger Cost Competitiveness

–	Advanced Human Resource Management

–	Environmentally-Friendly Management

3.	A Look at 2007 in Figures.

–	Stretch target of 36 trillion won by 2007 through value creation

–	Sales Forecasts (2007) : 26.7 trillion won (Including subsidiaries of Domestic and Overseas)

–	Investment Forecasts (2003~2007) : 11.3 trillion won

3. Contingent Liabilities

A.     Principal Law Suits in Process

N.A.

B.     Note (Bill) Put in Pledge

As of September 30, 2002, the Company has provided 1 blank promissory notes to Bank of China for outstanding loans.

C.     Other Contingent Liabilities

Guaranty Provided to Financial Institutions for Affiliated Companies

Company	Creditors	Beginning	Increase	Decrease	Ending

		(Million Won)
Changwon Steel	Sumitomo, etc.	772		772	0
Dae-kyung Steel	KDB	8,916		531	8,385
Korea Steel Chemical	LG Caltex	2,562			2,562
Domestic Sub Total		12,250		1,303	10,947
POSVEN	CITIBANK, etc.	35,274		2,676	32,598
Kobrasco	CITIBANK, etc.	53,044		20,359	32,685
VPS	Credit Lyonnais	4,355		1,398	2,957
POSAM	Bank of America	99,458		3,869	95,589
POS-Hyundai	India Industry Bank	649		302	329
POS-Invest	Sumitomo Bank, etc.	94,731	40,423		135,154
Zhangjiagang Pohang STS	China Bank	29,729		2,255	27,474
SUS	J-EXIM, etc.	15,922		1,134	14,788
Overseas sub-total		333,162	40,423	32,011	341,574

Total		345,413	40,423	33,314	352,521

•	POSVEN : As the status that guarantee obligations for the outstanding loan of POSVEN were honored by each guarantor due to the refinancing failure, the above amount is pending in the court between Raytheon and POSCO.

3.     Sanctions against the Company

N. A.

4.     Subsequent Events to the Balance Sheet Date

N. A.

POSCO

Review Report 2002

For the nine-month period ended September 30, 2002

Independent Accountants’ Review Report

To the Shareholders and Board of Directors of
POSCO

      We have reviewed the accompanying balance sheet of POSCO (the “Company”) as of September 30, 2002, and the related statement of earnings for the nine-month period then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

      We conducted our review in accordance with quarterly and semi-annual review standards as established by the Securities and Futures Commissions of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

      Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

      The financial statements of the Company for the nine-month period ended September 30, 2001, presented herein for comparative purposes, were reviewed by Anjin Accounting Corporation. In their review report date October 19, 2001, they stated that nothing came to their attention that cause them to believe that the related financial statements were not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly financial statements in the Republic of Korea.

1

      As discussed in Note 1 to the financial statements, the Company changed its name from POHANG IRON & STEEL Co., Ltd to POSCO in accordance with the approval of the shareholders on March 15, 2002.

      As discussed in Note 16 to the financial statements, the Company paid Won130,393 million of guaranteed long-term debt on behalf of POSVEN on June 19, 2001, and the payment has been recorded as other long-term assets. In this regard, the Company recorded allowances for bad debts amounting to Won36,426 million and Won69,054 million in 2002 and 2001, respectively. In addition, the Company recorded the amount as non-operating expenses and other extraordinary loss in 2002 and 2001, respectively.

      As discussed in Notes 16 and 28 to the financial statements, during the nine-month period ended September 30, 2002 and 2001, the Company entered into sales and purchases transactions with related parties amounting to Won1,579,744 million and Won1,381,753 million, respectively, in 2002 and Won1,401,435 million and Won873,253 million, respectively, in 2001. Related receivables and payables are Won297,071 million and Won144,855 million, respectively, as of September 30, 2002 and Won359,740 million and Won102,732 million, respectively, as of September 30, 2001. In addition, the Company has provided repayment guarantee of loans of related parties amounting to Won326,786 million in 2002 and Won346,606 million in 2001.

      Without qualifying our opinion, we draw attention to Note 16 of the consolidated financial statements which states that the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

2

      As discussed in Note 18 to the financial statements, during the nine-month period ended September 30, 2002, in accordance with the Company’s newly established corporate accounting standards, the Company reversed previously recorded allowance to the beginning balance of retained earnings. As a result, the beginning balance of retained earnings increased by Won717,510 million and net income for the current period increased by Won15,221 million.

      The amounts expressed in U.S dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying financial statements.

      The accompanying statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are intended for use by those who are informed about Korean accounting principles or reviewing standards and their application in practice.

Seoul, Korea

October 11, 2002

3

POSCO

BALANCE SHEETS
As of September 30, 2002 and 2001

	2002		2001		2002	2001

	Unaudited
	In Millions of Korean Won				In Thousands of U. S. Dollars
					(Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Notes 4 and 27)	Won	89,979	Won	250,813	$73,422	$204,661
Short-term financial instruments (Notes 4 and 27)		72,804		417,190	59,408	340,424
Marketable securities (Note 5)		1,087,208		697,789	887,155	569,392
Trade accounts and notes receivables, net of allowance for doubtful accounts of Won10,361 million and Won10,398 million in 2002 and 2001, respectively, and present value discount of Won44 million in 2002 (Notes 6, 27 and 28)		1,028,922		1,032,519	839,593	842,529
Inventories (Note 7)		1,262,406		1,445,945	1,030,113	1,179,883
Other accounts and notes receivables, net of allowance for doubtful accounts of Won37,777 million and Won179 million in 2002 and 2001, respectively (Notes 27 and 28)		15,868		50,557	12,948	41,254
Other current assets (Note 12)		123,119		197,800	100,466	161,404

Total current assets		3,680,306		4,092,613	3,003,105	3,339,547
Investment securities (Note 8)		3,970,915		3,620,629	3,240,241	2,954,410
Long-term financial instruments (Note 4)		50		26,245	41	21,416
Long-term loans, net of allowance for doubtful accounts of Won11 million in 2002 and 2001, respectively		1,090		1,101	889	898
Long-term trade receivables, net of allowance for doubtful accounts of Won4,245 million and Won9,500 million in 2002 and 2001, respectively, and present value discount of Won18,251 million and Won20,998 million in 2002 and 2001, respectively. (Note 6)		44,235		46,202	36,095	37,700
Property, plant and equipment, net of accumulated depreciation of Won15,036,937 million and Won14,254,074 million in 2002 and 2001, respectively (Notes 10 and 30)		9,141,977		9,066,093	7,459,792	7,397,872
Intangibles, net (Notes 11, 29 and 30)		321,000		341,866	261,936	278,961
Deferred income tax assets (Note 25)		—		152,220	—	124,210
Other long-term assets (Note 12)		113,412		212,026	92,544	173,012

Total Assets	Won	17,272,985	Won	17,558,995	$14,094,643	$14,328,026

The accompanying notes are an integral part of these quarterly statements.

4

POSCO

BALANCE SHEETS
As of September 30, 2002 and 2001, Continued

	2002		2001		2002	2001

	Unaudited
	In Millions of Korean Won				In Thousands of U. S. Dollars
					(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts and notes payable (Notes 27 and 28)	Won	364,579	Won	478,834	$297,494	$390,726
Short-term borrowings (Note 13)		70,978		8,255	57,917	6,736
Current portion of long-term debt, net of discount on debentures issued (Note 13)		1,163,374		1,369,077	949,306	1,117,158
Accrued expenses (Note 27)		211,691		250,759	172,739	204,617
Other accounts and notes payable (Notes 27 and 28)		225,367		268,920	183,898	219,437
Withholdings		22,244		45,032	18,151	36,748
Income tax payable		282,283		106,166	230,342	86,631
Dividends payable		1,302		—	1,062	—
Other current liabilities (Note 15)		70,752		90,002	57,732	73,440

Total current liabilities		2,412,570		2,617,045	1,968,641	2,135,493
Long-term debt, net of current portions and discount on debentures issued (Note 14)		3,318,930		4,162,503	2,708,226	3,396,575
Accrued severance benefits, net of national pension fund of Won128 million and Won145 million in 2002 and 2001, respectively, and severance insurance deposits of Won59,857 million and Won26,390 million in 2002 and 2001, respectively		95,137		57,902	77,631	47,248
Deferred income tax liabilities (Note 25)		89,159		—	72,753	—
Other long-term liabilities (Note 15)		19,973		1,036,963	16,298	846,155

Total Liabilities		5,935,769		7,874,413	4,843,549	6,425,471

Capital stock (Note 1)		482,403		482,403	393,638	393,638
Capital surplus (Note 17)		3,685,474		3,670,984	3,007,322	2,995,498
Retained earnings (Note 18)		8,399,998		6,883,428	6,854,343	5,616,832
Capital adjustments (Note 19)		(1,230,659)		(1,352,233)	(1,004,209)	(1,103,413)

Total Stockholders’ equity		11,337,216		9,684,582	9,251,094	7,902,555

Total liabilities and shareholders’ equity	Won	17,272,985	Won	17,558,995	$14,094,643	$14,328,026

The accompanying notes are an integral part of these quarterly statements.

5

POSCO

STATEMENTS OF EARNINGS
For the nine-month period ended September 30, 2002 and 2001

	2002		2001		2002	2001

	Unaudited
	In Millions of Korean Won				In Thousands of U. S. Dollars
					(Note 3)
Sales (Notes 28 and 30)	Won	8,533,880	Won	8,328,808	$6,963,592	$6,796,253
Cost of sales (Note 22)		6,788,444		6,710,617	5,539,326	5,475,819

Gross profit		1,745,436		1,618,191	1,424,266	1,320,434
Selling, general and administrative expenses (Note 23)		554,847		483,732	452,752	394,724

Operating profit		1,190,589		1,134,459	971,514	925,710
Non-operating income :
Interest and dividend income		33,382		62,588	27,240	51,071
Gain on foreign currency transaction		78,390		80,677	63,966	65,832
Gain on foreign currency translation		132,683		6,890	108,268	5,623
Marketable securities valuation gains		—		7,588	—	6,192
Gain on disposal of Marketable securities		2,708		29,111	2,210	23,754
Gain on disposal of PP&E		24,682		3,996	20,141	3,261
Gain on valuation of investments using
the equity method		15,181		13,997	12,388	11,422
Others		68,755		49,877	56,103	40,699

		355,781		254,724	290,316	207,854

Non-operating expenses :
Interest expense		218,641		280,611	178,410	228,976
Loss on foreign currency transaction		63,572		62,617	51,874	51,095
Loss on foreign currency translation		21,200		85,939	17,299	70,126
Donations (Note 24)		18,156		21,852	14,815	17,831
Loss on valuation of investments using
the equity method		14,037		—	11,455	—
Loss on impairment of PP&E (Note10)		132,720		24,791	108,298	20,229
Others		112,849		81,761	92,084	66,716

		581,175		557,571	474,235	454,973

Ordinary profit		965,195		831,612	787,595	678,591
Extraordinary gain		—		518	—	422
Extraordinary loss (Note 16)		—		69,444	—	56,666

Net income before income taxes		965,195		762,686	787,595	622,347
Income tax expense (Note 25)		228,804		210,328	186,703	171,627

Net income		736,391		552,358	600,892	450,720

Earnings per share (Note 26)
(in Korean Won and U.S. Dollar)	Won	8,981	Won	6,772	$7.33	$5.53

The accompanying notes are an integral part of these quarterly statements.

6

POSCO

NOTES TO FINANCIAL STATEMENTS
September 30, 2002 and 2001

1.     The Company:

POSCO (the “Company”) was incorporated on April 1, 1968, under the laws of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and five liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of Won5,000). As of September 30, 2002, 93,589,485 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,891,140 shares of treasury stock with the approval of the board of directors on August 25, 2001.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of December 31, 2001, the Industrial Bank of Korea, Pohang University of Science and Technology, Nippon Steel Corporation, foreign investors and employees own 3.12%, 3.24%, 3.09%, 62.01% and 0.05%, respectively, of the Company’s common stock. The remaining shares are owned by the public.

2.     Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

7

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Basis of Quarterly Financial Statement Presentation —

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices.

The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, is not presented in the accompanying financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Revenue Recognition —

Revenue is recognized at the time products sold are shipped.

8

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Marketable Securities —

Marketable equity securities held for short-term cash management purposes are stated at fair value and the valuation gain or loss is reflected in current operations.

Allowance for Doubtful Accounts —

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and prior year collection experience.

Inventories —

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method except for materials-in-transit, for which cost is determined using the specific identification method.

If the book value of inventory exceeds its recoverable value due to obsolescence, damage or abrupt decline in market value, the decline is deducted from the book value and expensed in the year which it occurs.

Investments in equity in and other investments —

All investments in equity and debt securities are initially carried at cost, including incidental expenses. The subsequent accounting for investments by the type of security is as follows. Investments in marketable equity securities of non-controlled investees, classified as other investments, are carried at fair value. Temporary changes in fair value are accounted for in the capital adjustments account, a component of shareholders’ equity. Declines in fair value which are anticipated to be permanent are recorded in current operations after eliminating any previously recorded capital adjustments for temporary changes. Subsequent recoveries or other future changes in fair value are recorded in the capital adjustments account.

9

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Investments in equity in and other investments, Continued: —

Investments in non-marketable equity securities of non-controlled investees, classified as other investments, are carried at cost except for declines in the Company’s proportionate ownership of the underlying book value of the invested company which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investments.

Investments in equity securities of companies over which the Company exerts significant control or influence, classified as equity investments in subsidiaries and affiliated companies, are recorded using the equity method accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the invested company are amortized over a year using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the invested company as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the invested company.

Investments in debt securities are recorded at acquisition cost. Discounts and premiums of debt securities, purchased for the purpose of holding to maturity, are amortized over the redemption periods of the debt securities using the effective interest rate method and charged to current operations. Declines in fair value of the debt securities anticipated to be permanent are recorded in current operations and subsequent recoveries are also recorded in current operations up to the original cost of the investment.

The investment in the Stock Market Stabilization Fund (“SMSF”) is stated at fair value with the valuation gain or loss credited or charged to current operations. The stocks distributed by SMSF are recorded as trading or securities held for investment at fair value and treated as a return of investment. Cash distributed by SMSF as dividends or as a return of investment equity are also treated as a return of investment.

10

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment and Related Depreciation —

Property, plant and equipment are recorded at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Classification	Estimated useful lives (years)

Buildings and structures	20 ~ 40
Machinery and equipment	8
Tools	4
Vehicles	4
Furniture and fixture	4

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

For the nine-month period ended September 30, 2002 and 2001, interest costs amounting to Won0 and Won9,850 million were capitalized as acquisition costs of fixed assets, respectively.

11

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Intangibles —

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the useful lives as described below.

Classification	Estimated useful lives (years)

Intellectual property right	5 ~ 10
Port’s facilities usage right	2 ~ 37
Land usage right	40
Other intangibles	4 ~ 20

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

Discounts and Premiums on Debentures —

The difference between the face amount and the proceeds upon issuance of a debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Valuation of Assets and Liabilities at Present Value —

Assets acquired and liabilities incurred through long-term installment transactions and accounts and notes receivable under rescheduled debt payments approved by the judicial courts are stated at present value.

12

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Income tax expense —

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Accrued Severance Benefits —

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with POSCO based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company is funded through a group severance insurance plan with Samsung Life Insurance company and others. The amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

13

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Reserve for Repairs —

The allowance for repairs of various furnaces, based on their replacement cost, was adjusted for future inflation rate over the 15-year replacement cycle of the furnaces. However, during the nine-month period ended September 30, 2002, in accordance with the Company’s new corporate accounting standards, the Company reversed the previously recorded allowance to the beginning balance of retained earnings. (Note 18)

Foreign Currency Transactions and Translation —

The Company maintains their accounting records in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated into Korean Won at Won1,225.5 to US$1, the market average rate of exchange, as determined by the Bank of Korea based on currency transactions occurring on the day immediately prior to the balance sheet date, as of September 30, 2002.

Translation of Foreign Operations —

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average exchange rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operation translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

14

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Derivative Instruments —

The Company and its subsidiaries enter into derivative transactions to hedge against financial risks. Derivatives are classified into; cash flow hedge, hedge for fluctuation of fair market value caused by translation and only acquisition of gains. Other investments represent the fair market value of the net assets or liabilities related with derivatives transactions. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fair market value, unrealized holding gains and losses are recorded in the statement of earnings. And, if the contract is expired, the gains and losses on transaction are represented in the statement of earnings in case of hedge for fair market value and are offset with purchasing price of inventories in case of hedge for cash flow.

Earnings Per Share —

Earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

Reclassification —

Certain amounts of prior year’s financial statements were reclassified to conform to the current year’s presentation. However, these reclassifications have no effect on previously reported net income or shareholders’ equity.

15

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

2.     Summary of Significant Accounting Policies, Continued:

Impairment of Assets —

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impairment of assets should be recognized in the balance sheet and the asset shall be recorded at reduced value and the resulting impairment loss charged to current operations. Accordingly, the Company recognized fixed assets impairment losses of Won 132,720 million and Won 24,791 million for the nine-month period ended September 30, 2002 and 2001, respectively. Also, the Company recognized other investments impairment losses of Won 3,191 million for the nine-month period ended September 30, 2002.

3.     United States Dollar Amount:

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean won. The U.S. Dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. Dollars at the rate of Won 1,225.5 to U.S.$1, the rate in effect on September 30, 2002. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted, realized or settled in U.S. Dollars at this or any other rate.

The 2001 U.S. Dollar amounts, which were previously expressed at Won 1,309.1 to US $1, the rate prevailing on September 30, 2001, have been restated to reflect the exchange rate in effect on September 30, 2002.

16

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

4.     Cash and Cash Equivalents and Financial Instruments:

Cash and cash equivalents and short-term and long-term financial instruments at September 30, 2002 and 2001 consist of the following:

	Annual interest Rates (%)

	2002.9.30	2002		2001

		In Millions of Won
Cash and cash equivalents
Cash on hand and in banks	—	Won	1,963	Won	1,929
Checking accounts	—		1,479		5,603
Time deposits	—		—		20,000
Time deposits in foreign currency	1.64 ~ 1.90		86,267		143,281
Money Market Deposit Account	2.5 ~ 4.0		270		80,000

			89,979		250,813

Short-term financial instruments
Time deposits	4.95 ~ 5.20		34,500		77,734
Trust deposits	4.1		35,808		—
Time deposits in foreign currency	1.2		2,496		209,456
Repurchase Agreement	—		—		130,000

			72,804		417,190

Long-term financial instrument
Checking account deposits	—		50		56
Time deposits in foreign currency	—		—		26,189

			50		26,245

		Won	162,833	Won	694,248

The Company is required to provide collateral deposits amounting to Won50 million to maintain checking accounts and, accordingly, withdrawal of these deposits is restricted.

17

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

5.     Marketable Securities:

Marketable securities as of September 30, 2002 and 2001 are as follows:

	2002		2001

	In Millions of Won
Beneficiary certificates	Won	421,300	Won	279,834
Monetary market fund		665,908		366,549
Stocks		—		1
Mutual fund		—		51,405

	Won	1,087,208	Won	697,789

6.     Present Value Discount of Receivables:

The Company’s trade accounts and notes receivables comprise reorganization claims from liquidation and composition procedures. The differences between the face value of the receivable and present value of the claims are material and the assessment are as follows:

					Weighted average
	Face value		Discount		borrowing rate

	In Millions of Won
Restructured receivables	Won	58,242	Won	18,251	7.8 ~ 8.62

The Company recorded discounts on trade accounts and notes receivables using the Company’s weighted average borrowing rate as of the nearest date of its period end.

18

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

7.     Inventories:

Inventories as of September 30, 2002 and 2001 are as follows:

	2002		2001

	In Millions of Won
Finished goods	Won	167,687	Won	299,629
Semi-finished goods		331,019		300,574
Raw materials		512,487		530,756
Materials in transit		250,772		314,567
Others		441		419

	Won	1,262,406	Won	1,445,945

8.     Investment Securities:

Investment securities as of September 30, 2002 and 2001 consist of the following:

	Reference		2002		2001

			In Millions of Won
Marketable equity securities	(A	)	Won	1,700,360	Won	1,405,299
Non-publicly traded equity securities	(B	)		397,031		376,395
Securities in equity method	(C	)		1,732,831		1,675,976
Bonds	(D	)		134,034		157,833
Others	(E	)		6,659		5,126

			Won	3,970,915	Won	3,620,629

19

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

8.     Investment Securities, Continued:

(A)	Investments in marketable equity securities as of September 30, 2002 and 2001 are as follows:

	2002							2001

	Percentage of	Acquisition		Fair market
	Ownership (%)	cost		Value		Book value		Book value

	In Millions of Won
Hanil Steel	9.95	Won	7,162	Won	3,107	Won	3,107	Won	2,107
Munbae Steel	9.02		6,678		1,258		1,258		958
Nippon Steel Corporation	2.17		285,102		236,216		236,216		154,034
Chohung Bank	0.03		5,698		656		656		255
Hana Bank	3.39		29,998		78,037		78,037		40,404
SK Telecom	6.50		1,657,348		1,373,396		1,373,396		1,205,344
Dong Yang steel	2.48		3,911		759		759		—
Samjung Packing & Aluminum Co., Ltd.	9.00		2,714		1,931		1,931		2,022
Korea Investment Corporation	1.30		588		176		176		175
Treasury Stock Fund	—		11,981		4,824		4,824		—

		Won	2,011,180	Won	1,700,360	Won	1,700,360	Won	1,405,299

Marketable equity securities are stated at fair value and the difference between acquisition cost and fair value is reflected as capital adjustments.

20

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

8.     Investment Securities, Continued:

(B)	Investments in non-publicly traded equity securities as of September 30, 2002 and 2001 are as follows:

	2002							2001

	Percentage of	Acquisition		Net book value
	Ownership (%)	Cost		of investee		Book value		Book value

		In Millions of Won
Powercomm	3.00	Won	153,000	Won	24,528	Won	153,000	Won	153,000
SK-IMT	12.00		192,002		196,759		192,002		192,002
Dae Kyoung	19.00		8,930		3,636		8,930		8,930
Gee Hyup Tech Finance	10.34		3,000		3,390		3,000		3,000
Siam United Steel	10.00		26,640		4,950		26,640		5,882
PT-POSNESIA(*)	70.00		9,474		10,424		9,474		9,474
PT.KS-POSCO(*)	40.00		6,665		—		—		122
Posvina(**)	50.00		1,527		2,529		1,527		1,527
Others	—		2,458		3,009		2,458		2,458

		Won	403,696	Won	249,225	Won	397,031	Won	376,395

(*) As of September 30, 2002, the Companies were in liquidation or had been dormant for over 1 year. So, the companies are excluded from securities in equity method. Regarding the liquidation, PT.KS-POSCO recorded impairment loss amounting to Won 122 million and Won 6,665 million in 2002 and 2001, respectively.

(**) Total asset amount of the Company in previous year was less than Won7 billion. So, the Company is excluded from securities in equity method.

(***) Net book values of investee as of June 30, 2002 are used.

21

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

8.     Investment Securities, Continued:

(C)	Securities in equity method as of September 30, 2002 and 2001 are as follows:

	2002							2001

	Percentage of	Acquisition		Net
	Ownership (%)	Cost		Asset Value		Book Value		Book Value

	In Millions of Won
POSCO E&C	97.43	Won	365,789	Won	661,653	Won	255,553	Won	328,320
POSTEEL	95.31		113,393		279,343		278,814		275,196
Changwon Steel	86.67		260,000		312,225		311,413		280,385
POSAM	99.38		242,113		161,536		163,898		106,701
POSA	100.00		37,352		48,958		46,839		37,786
POSVEN(**)	40.00		44,540		—		—		19,290
POSCO Refractories & Environment(***)	60.00		40,859		46,543		45,877		1,814
Others			523,987		695,581		630,437		626,484

		Won	1,628,033	Won	2,205,839	Won	1,732,831	Won	1,675,976

(*) Book value is determined based on unaudited financial statements.

(**) As of September 30, 2002, POSVEN’s net assets was below capital stock. So, the Company is excluded from securities in equity method.

(***) The Company additionally acquired additional equities in POSCO Refractories & Environments by 58.2% (acquisition cost: Won39,045 million). So, POSCO Refractories & Environments is newly included in securities in equity method.

(****) The difference between acquisition cost and book value of Won104,978 million is composed of prior-period retained earnings increase of Won50,655 million, loss on valuation of investments using the equity method of Won14,038 million, capital adjustments of Won213,763 million, and dividend payment of Won145,582 million. In addition, loss on valuation of investments using the equity method of Won14,038 million is composed of investment difference of Won 5,915 million, return of unrealized gain of Won 57,759 million, and equities in net income of investees of Won 37,806 million.

22

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

8.     Investment Securities, Continued:

(D)	Investments in bonds as of September 30, 2002 and 2001 are as follows:

	2002				2001

	Face value		Book value		Book value

	In Millions of Won, and in Millions of US Dollar
Government and municipal bonds	Won	10,095	Won	10,095	Won	15
Financial bonds of Industrial Bank of Korea		87,733		87,733		123,273
Bonds in foreign currency		$28		35,774		34,113
Bonds with warrants	Won	432		432		432

	Won	98,260	Won	134,034	Won	157,833
		$28

All the investments in bonds are in held-to-maturity bonds. Financial bonds of Industrial Bank of Korea of Won31,400 million have been provided to the Pusan local government as deposits for a performance guarantee in relation to the development of a waste disposal area.

(E)	Other investments as of September 30, 2002 and 2001 are as follows:

	2002					2001

	Ownership(%)	Acquisition cost		Book value		Book value

	In Millions of Won
Stock Market Stabilization Fund	1.15	Won	8,695	Won	6,659	Won	5,126

Due to recovery of impairment on its investments the Company recorded gain on investments amounting to Won588 million for the nine-month period ended September 30, 2002.

23

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

8.     Investment Securities, Continued:

(F)	Valuation gains and losses on investments recorded as capital adjustments for the years ended September 30, 2002 and 2001 are as follows:

	2002		2001		Remarks

	In Millions of Won
Gain on investments valuation	Won	329,877	Won	305,698	Equity method
Loss on investments valuation		(116,114)		(24,767)	Equity method

		213,763		280,931
Gain (loss) on investments valuation		(295,491)		(485,140)	Fair value method
Gain on treasury stock fund valuation		(569)		—

		(296,060)		(485,140)

	Won	(82,297)	Won	(204,209)

9.     Loans to Employees:

The Company has provided short-term housing loans to employees of Won98,962 million as of September 30, 2001. As of September 30, 2002, short-term and long-term housing loans have been collected.

24

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

10.     Property, Plant and Equipment:

Property, plant and equipment as of September 30, 2002 and 2001 are as follows:

	2002		2001

	In Millions of Won
Buildings and structures	Won	4,232,886	Won	4,125,492
Machinery and equipment		17,236,100		16,295,706
Tools		84,377		79,010
Vehicles		126,329		128,423
Furniture and fixtures		117,722		134,056

		21,797,414		20,762,687
Less: Accumulated depreciation		(15,036,937)		(14,254,074)

		6,760,477		6,508,613
Land		868,819		884,400
Construction in progress		1,512,681		1,673,080

	Won	9,141,977	Won	9,066,093

At September 30, 2002 and 2001, the value of land owned by the Company based on the posted price issued by the Korean tax authority is Won2,393,814 million and Won2,391,751 million, respectively.

At September 30, 2002, depreciable assets are insured against fire and other casualty losses up to Won3,001,750 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant, equipment three times before on December 31, 1989. The revaluation increment of Won3,819 billion, net of revaluation tax and others of Won647 billion was credited to revaluation surplus.

25

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

10.     Property, Plant and Equipment, Continued:

Construction in progress included in fixed assets includes capital investments in Kwangyang No.2 Minimill. By resolution of the Board of Directors at a meeting held in May, 1998, construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and Asia pacific region. During the nine-month period ended September 30, 2002, the Company recognized impairment losses of Won132,720 million. The Company recognized impairment losses of Won50,599 million and Won49,581 million for the years ended December 31, 2001 and 2000, respectively. The carrying value of the Minimill is Won311,042 million as of September 30, 2002.

Carrying value of property, plant, and equipment as of September 30, 2002 are as follows:

	Beginning								Ending
	Balance		Acquisition		Disposal		Depreciation		Balance

	In Millions of Won
Land	Won	874,000	Won	7,316	Won	12,497	Won	—	Won	868,819
Buildings		1,914,168		37,226		10,841		91,041		1,849,512
Structures		943,041		39,189		1,463		51,721		929,046
Machinery and equipment		3,717,696		1,005,743		25,756		771,545		3,926,138
Vehicles		17,477		3,604		2		7,113		13,966
Tools		17,116		3,720		4		6,821		14,011
Furniture and fixtures		38,663		5,545		9,168		7,237		27,803

	Won 7,522,161		Won 1,102,343		Won 59,731		Won 935,478		Won 7,629,295

26

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

11.     Intangible Assets:

Intangible assets, net of accumulated amortization, as of September 30, 2002 and 2001 consist of the following:

	2002		2001

	In Millions of Won
Intellectual property rights	Won	232	Won	307
Port’s facilities usage right		138,043		152,000
Development costs (Note 29)		182,722		189,556
Land usage right		3		3

	Won	321,000	Won	341,866

12.     Other Assets:

Other assets as of September 30, 2002 and 2001 consist of the following:

	2002		2001

	In Millions of Won
Other current assets
Short-term loans (Note 9)	Won	2,315	Won	99,025
Accrued income		74,844		82,088
Advance payment		—		1,250
Prepaid expense		9,609		7,951
Others		36,351		7,486

		123,119		197,800

Other long-term assets
Guarantee Deposits (Note 27)		3,022		2,294
Others (Note 16)		110,390		209,732

		113,412		212,026

	Won	236,531	Won	409,826

27

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

13.     Short-Term Borrowings:

Short-term borrowings as of September 30, 2002 and 2001 are as follows:

	Annual interest
	rate (%)

	2002.9.30	2002		2001

		In Millions of Won
Borrowings
Usance	2.00	Won	70,978	Won	8,255

Current portion of long term borrowings
Local currency loans	4.50		—		334
Foreign currency loans in won equivalent	LIBOR+0.6
	4.60 ~ 4.90		18,431		32,358
Loans from foreign financial institution	LIBOR + 0.40~0.80,
	2.00 ~ 6.97		35,304		48,247
Debentures	1.44 ~ 8.00		1,112,796		1,291,763

Less: Discount on debenture issued			(3,157)		(3,625)

			1,163,374		1,369,077

		Won	1,234,352	Won	1,377,332

28

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

14.     Long-Term Borrowings:

Long-term debt at September 30, 2002 and 2001 consists of the following:

		Reference		2002		2001

				In Millions of Won
Local currency loans		(A	)	Won	—	Won	334
Foreign currency loans, in Won equivalents		(B	)		50,289		87,306
Loans from foreign financial institutions		(C	)		559,547		643,730
Debentures		(D	)		3,897,369		4,834,873

					4,507,205		5,566,243
Less:	Current portion				(1,166,532)		(1,372,702)
	Discount on debentures issued				(21,743)		(31,038)

				Won	3,318,930	Won	4,162,503

(A)	Long-term local currency borrowings as of September 30, 2002 and 2001 are as follows:

	Annual Interest
	rate (%)

	2002.9.30	2002		2001

		In Millions of Won
Korea Exchange Bank	—	Won	—	Won	334

Less: Current portion			—		(334)

		Won	—	Won	—

29

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

14.     Long-Term Borrowings, Continued:

(B)	Long-term foreign currency borrowings as of September 30, 2002 and 2001 are as follows:

	Annual
	Interest rate (%)

	2002.9.30	2002		2001

		In Millions of Won
Sumitomo Bank	—	Won	—	Won	12,288
I.B.J	4.9		28,034		43,115
Chase Manhattan Bank	LIBOR+0.6		7,878		14,026
Development Bank of Japan	4.6		14,377		17,877

			50,289		87,306
Less: Current portion			(18,431)		(32,358)

		Won	31,858	Won	54,948

(C)	Loans from foreign financial institutions as of September 30, 2002 and 2001 are as follows:

	Annual
	Interest rate (%)

	2002.9.30	2002		2001

		In Millions of Won
Commerzbank and others	2.00 ~ 6.7	Won	56,906	Won	11,593
Sumitomo Bank	LIBOR+0.8		73,716		81,038
Citibank	LIBOR+0.6		428,925		458,185
Others	—		—		92,914

			559,547		643,730
Less: Current portion			(35,304)		(48,247)

		Won	524,243	Won	595,483

Certain loans from foreign financial institutions contracted prior to July 1987, amounting to Won15,098 million as of September 30, 2002, are covered by guarantees issued by Korea Development Bank and Korea Exchange Bank.

30

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

14.     Long-Term Borrowings, Continued:

(D)	Debentures outstanding at September 30, 2002 and 2001 are as follows:

	Annual
	Interest rate (%)

	2002.9.30	2002		2001

		In Millions of Won
Domestic debentures	4.48 ~ 9.00	Won	2,100,000	Won	2,580,000
Yankee Bonds	6.63 ~ 7.38		998,672		1,378,561
Samurai Bonds	1.44 ~ 1.84		798,696		876,312

			3,897,368		4,834,873
Less: Current portion			(1,112,796)		(1,291,763)
Discount on debentures issued			(21,743)		(31,038)

		Won	2,762,829	Won	3,512,072

Maturities of the Company’s long-term debt outstanding, excluding premiums and discounts on debentures, as of September 30, 2002 are as follows:

			Loans from
	Foreign		foreign
	currency		financial
	Borrowings		institutions		Debentures		Total

	In Millions of Won
2003.10 ~ 2004.9		15,804		25,583		813,102		854,489
2004.10 ~ 2005.9		7,428		440,635		753,127		1,201,190
2005.10 ~ 2006.9		1,917		11,710		899,511		913,138
2006.10 ~ 2007.9		1,917		11,710		318,832		332,459
Thereafter		4,792		34,605		—		39,398

Total	Won	31,858	Won	524,243	Won	2,784,572	Won	3,340,674

31

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

15.     Other liabilities:

Other liabilities as of September 30, 2002 and 2001 consist of the following:

	2002		2001

	In Millions of Won
Other current liabilities
Advance received	Won	25,866	Won	54,093
Unearned revenue		1,401		828
Others		43,485		35,081

		70,752		90,002

Other long-term liabilities		19,973		1,036,963

	Won	90,725	Won	1,126,965

32

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

16.     Commitments and Contingencies:

As of September 30, 2002 contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

	In Millions of Won		Financial institution

Related company
POSVEN	Won	32,598	Raytheon
KOBRASCO		32,685	CITIBANK, etc
V P S		2,957	Credit Lyonnais
POSAM		95,589	Bank of America
POS-Hyundai		329	India Development Bank
POS-Invest		135,154	Sumitomo Bank, etc
Zhangjiagang Pohang Stainless Steel Co., Ltd		27,474	Bank of China

		326,786

Others
Dae kyeong special steel co., ltd		8,385	Korea Development Bank
DC chemical co., ltd		2,562	LG-Caltex Gas
S U S		14,788	J-EXIM

		25,735

	Won	352,521

The Company provided payment guarantees amounting to Won346,606 million and Won720,822 million as of September 30, 2001, for affiliated companies and others, respectively.

As of September 30, 2002, POSCO has provided a blank promissory note to the Bank of China for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 10 years and provide for periodic price adjustments to then-market price. At September 30, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under a long-term contract. The Company has guaranteed usage of bulk carriers (with a total weight of 1,646 thousand dead weight ton) with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

33

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

16.     Commitments and Contingencies, Continued:

As of September 30, 2002, the Company leases certain Tools and equipment under operating lease agreements with Macquarie IT KOREA lease company. The Company charges the related rent expenses, amounting to Won4,984 million for the nine-month period ended September 30, 2002, to current operations as incurred. The schedule of future operating lease payments is as follows:

	In Millions of Won

2002.10 ~ 2003.9	Won	3,555
2003.10 ~ 2004.9		3,257
After 2004.10		200

	Won	7,012

The Company paid $106,400,000 of guaranteed long-term debt on behalf of POSVEN on June 19, 2001, an affiliate owned 40% by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. The payment has been recorded as a receivable from POSVEN and Won 130,393 million included in other long-term assets. On July 20, 2001, an additional payment of $53,200,000 was due, representing the 20% of the total long-term debt guaranteed by the Raytheon Company (Raytheon), a 20% shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagree as to which Company is responsible for the payment of the $53,200,000 amount. For the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of $26,600,000 which also has been recorded as a receivable from POSVEN and Won 32,598 million included in other long-term assets as of September 30, 2002. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its $26,600,000 debt payment made on behalf of POSVEN.

In addition, the Company recorded allowances for bad debts amounting to Won36,426 million regarding the above POSVEN-related receivables. So, allowances for bad debts amounted to Won105,480 million as of September 30, 2002.

34

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

16.     Commitments and Contingencies, Continued:

At September 30, 2002, the Company is a defendant in 14 separate lawsuits totaling Won1,511 million and US$5,683 thousand (1 separate suit does not settle the amount as of September 30, 2002). These litigations are pending as of September 30, 2002. The Company’s management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

In addition, the litigation in relation to the severance payment was decided in favor of the Company at August, 2001. As a result, the Company recorded receivables amounting to Won39,989 million, allowances for bad debts amounting to Won37,712 million (excluding the amount the Company cannot collect), and other income amounting to Won2,277 million for the nine-month period ended September 30, 2002.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

35

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

17.     Capital Surplus:

Capital surplus as of September 30, 2002 and 2001 consists of the following:

	2002		2001

	In Millions of Won
Asset revaluation surplus (Note 10)	Won	3,172,776	Won	3,172,776
Paid-in capital in excess of par value		463,825		463,825
Others		48,873		34,383

	Won	3,685,474	Won	3,670,984

18.      Retained Earnings:

Retained earnings as of September 30, 2002 and 2001 consist of the following:

	Reference		2002		2001

			In Millions of Won
Appropriated
Legal reserve	(A	)	Won	241,202	Won	241,202
Reserve for business rationalization	(B	)		918,300		869,300
Other legal reserve	(C	)		654,867		663,994
Voluntary reserve	(D	)		5,102,023		4,825,698

				6,916,392		6,600,194
Unappropriated				1,483,606		283,234

			Won	8,399,998	Won	6,883,428

(A)	The Korean commercial code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B)	Pursuant to the Korean Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the reduction of income taxes resulting from various tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

36

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

18.     Retained Earnings, Continued:

(C)	In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net gain on sale of property, plant and equipment and 10% of net earnings for each year until the Company’s net worth equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D)	Other voluntary reserve represents amounts appropriated by the Company for unspecified purposes and can be used for any purpose through shareholders’ resolution.

Unappropriated retained earnings as of September 30, 2002 consist of the following:

Classification	In Millions of Won

Unappropriated retained earnings carried over from prior years	Won	70,547
Cumulative effect of accounting changes		717,510
Net income		736,391
Interim dividend		40,842

Total	Won	1,483,606

(E)	During the nine-month period ended September 30, 2002, in accordance with the Company’s new corporate accounting standards, the Company reversed previously recorded alllowance to the beginning retained earnings and reflected the deferred tax liability amounting to Won1,020,640 million and Won303,130 million, respectively. The effect of these accounting changes increased the beginning balance of retained earnings by Won717,510 million.

37

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

18.     Retained Earnings, Continued:

     In addition, the effect of these accounting changes increased net income for the nine-month period ended September 30, 2002 by Won15,221 million.

     The BOD of the Company, at its meeting held on July, 22, 2002, adopted a resolution for interim dividend payment as follows:

— Dividend rate	:	10% on par value
— Payment per share	:	Won 500
— Total payment	:	Won 40,842 million

19.     Capital adjustments:

Capital adjustments as of September 30, 2002 and 2001 consists of the following:

	2002		2001

	In Millions of Won
Treasury stock	Won	(1,171,158)	Won	(1,181,593)
Valuation gain on investment securities		(82,297)		(204,209)
Foreign-based operations translation Adjustment		23,320		33,569
Valuation loss on derivatives		(524)		—

	Won	(1,230,659)	Won	(1,352,233)

As of September 30, 2002, the Company holds 11,608,778 shares of its own common stock.

The Company restricts the voting right of treasury stock according to the Korean Commercial Code as of September 30, 2002. In addition, the Company sold 633 thousand shares of treasury stock to ESOP based on the basic law of the employee welfare, and the difference between fair value and selling proceeds was recorded as welfare expenses.

38

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

20.     Stock Option Plan:

The Company granted stock options to the executive officers of the Company in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002
Number of Grantees	37(*)	6	2
Exercise price	Won 98,400 per share	Won 135,800 per share	Won 115,600 per share
Number of shares	488,000 shares (0.52% of total common stock issued)	60,000 shares (0.06% of total common stock issued)	22,000 shares (0.02% of total common stock issued)
Exercise period	July 24, 2003 ~ July 23, 2008	April 28, 2004 ~ April 27, 2009	Sept. 19, 2004 ~ Sept. 18, 2009
Method	Cash or stock compensation for the difference between exercise price and fair market value of the option

(*)	As of September 18, 2002, the BOD adopted a resolution for cancellation of stock option right. Number of the cancelled stock option right was 10,000 shares.

39

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

21.     Derivatives:

(A)	The Company has entered into cross currency swap agreements with financial institutions to reduce currency risk. Swap contracts outstanding as of September 30, 2002 as follows:

		The amount of transaction			Annual interest rate (%)

	Maturity	Receive	Pay		Receive	Pay

Societe Generale	2002.3.19 ~	$74,000,000	JPY	9,725,080,000	7.13	2.93
	2004.7.15
CitiBank	”	50,000,000		6,572,500,000	”	”
Credit Lyonnais	”	50,000,000		6,570,000,000	”	”

		$174,000,000	JPY	22,867,580,000	”	”

Since the above contracts are to reduce interest rate and currency risk, the related gains (loses) are included in non-operating income (non-operating expense). The details of gains (losses) are as follows:

	2002.9.30		2001.9.30

	In Millions of Won
Valuation gain on derivatives	Won	—	Won	—
Valuation loss on derivatives(*)		5,996		—
Transaction gain on derivatives		—		6,038
Transaction loss on derivatives		—		20,911

(*)	Valuation loss is recorded as other long-term liabilities in the balance sheet.

40

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

21.     Derivatives, Continued:

(B)	Also, the Company has entered into forward currency contracts (Long position of USD and short position of JPY) to hedge the fluctuation risk of future cash flows. Forward contracts outstanding as of September 30, 2002 as follows:

		Transaction amount

	Maturity	Receive	Pay

Credit Agricole Indosuez	2002.4.15 ~	$6,914,566.69	JPY	900,000,000
	2002.10.31
ING(*)	2002.4.15 ~	11,454,753.72		1,500,000,000
	2002.7.31
Deutsche Bank(*)	2002.4.15 ~	7,663,422.00		1,000,000,000
	2002.9.30
Bank of America(*)	2002.4.15 ~	7,647,598.65		1,000,000,000
	2002.8.31

		$33,680,341.06	JPY	4,400,000,000

(*)The above forward contract matured and realized losses on transactions were Won2,828 million as of September 30, 2002.

Since the above contracts are to reduce risk of future cash flows, valuation gains (losses) are added on capital adjustments. The details of gains (losses) are as follows:

	2002		2001

	In Millions of Won
Valuation loss on derivatives	Won	524	Won	—

41

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

22.     Cost of Goods Sold:

Cost of goods sold for the nine-month period ended September 30, 2002 and 2001 consists of the following:

	2002		2001

	In Millions of won
Inventories at beginning period	Won	239,371	Won	248,219
Cost of goods manufactured		6,443,207		6,578,184
Transfer to other accounts		(148,434)		(155,157)
Inventories at end of period		(167,686)		(299,629)

Cost of good sold		6,366,458		6,371,617
Others		434,712		353,143
Refund of custom duties		(12,726)		(14,143)

Total	Won	6,788,444	Won	6,710,617

42

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

23.     Selling, General and Administrative Expenses:

Selling, general and administrative expenses for the nine-month period ended September 30, 2002 and 2001 consist of the following:

	2002		2001

	In Millions of Won
Salaries and wages	Won	41,927	Won	33,540
Provision for severance benefits		5,478		3,828
Depreciation		25,106		15,989
Welfare		26,155		21,211
Travel		6,034		5,478
Utilities		668		899
Communications		3,618		3,373
Taxes and public dues		1,927		1,465
Rent		28,460		5,895
Repairs		5,946		5,123
Insurance		307		206
Fees and charges		43,223		45,396
Supplies		3,889		5,127
Normal research		19,097		11,358
Subscriptions and printing		847		871
Training		6,737		4,644
Vehicle expenses		2,765		1,764
Sale actively expellee		298,236		286,986
Entertainment		2,448		1,283
Advertising		18,521		16,157
Others		13,458		13,139

	Won	554,847	Won	483,732

43

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

24.     Donations:

Donations of the Company for the nine-month period ended September 30, 2002 and 2001 consist of the following:

	2002		2001

	In Millions of Won
POSCO Educational Foundation	Won	15,000	Won	18,000
Others		3,156		3,582

	Won	18,156	Won	21,852

25.     Income Tax Expense:

The statutory income tax rate applicable to the Company, including resident surtax, for the nine-month period ended September 30, 2002 and 2001 are approximately 29.7% and 30.8%, respectively.

Income tax expense for the nine-month period ended September 30, 2002 and 2001 consists of the following:

	2002		2001

	Millions of Won
Current income tax	Won	355,922	Won	255,572
Deferred income tax		(127,118)		(45,244)

	Won	228,804	Won	210,328

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	2002		2001

	In Millions of Won
Net income before income tax expense	Won	965,195	Won	762,686
Statutory tax rate		29.7%		30.8%

Income tax expense computed at statutory rate		286,663		234,907
Tax credit		(59,081)		(26,848)
Other, net		1,222		2,269

Income tax expense	Won	228,804	Won	210,328

Effective rate		23.71%		27.58%

44

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

25.     Income Tax Expense, Continued:

Components of deferred taxes as of September 30, 2002 are as follows:

	Beginning Balance				Ending Balance
	(As of		Increase(*)		(As of
	December 31, 2001)		(Decrease)		September 30, 2002)

	In Millions of Won
(Deferred tax assets)
Reserve for repair	Won	144,774	Won	(144,774)	Won	—
Deferred foreign exchange losses		30,931		(10,630)		20,301
Related party’s dividend		32,229		11,247		43,476
Impairment loss for tangible asset		29,821		39,350		69,171
Allowance for doubtful accounts		20,755		22,142		42,897
Others		57,093		33,714		90,807

Total deferred tax assets		315,603		(48,951)		266,652

(Deferred tax liabilities)
Reserve for repair		—		153,581		153,581
Earnings from equity-method investments		15,687		0		15,687
Accrued income		24,783		(2,756)		22,027
Reserve for technology development		186,120		(22,721)		163,399
Others		10,633		(9,516)		1,117

Total deferred tax liabilities		237,223		118,588		355,811

Net deferred tax assets	Won	78,380	Won	(167,539)	Won	(89,159)

(*)	Decrease in net deferred tax assets Won167,539 million is composed of income tax expense of Won127,118 million, non-operating expense of Won14,157 million, capital adjustments of Won67 million and retained earnings adjustment of Won308,747 million.

45

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

26.     Earnings per share:

Earnings per share and diluted earnings per share for the nine-month period ended September 30, 2002 and 2001 are calculated as follows:

(A)	Earnings per share

	2002		2001

	In Millions of Won
Net income	Won	736,391	Won	552,358
Weighted average number of shares of common stock		81,989,822		81,570,071
Earnings per share in Korean Won		8,981		6,772

(B)	Diluted Earnings per share

The compensatory stock option, which the Company has awarded, has no effect on dilution. Therefore, diluted earnings per share are equal to basic earnings per share.

46

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

27.     Foreign Currency Translation:

Foreign currency denominated assets and liabilities as of September 30, 2002 and 2001 are as follows:

	2002				2001

	Foreign currency		Won equivalent		Foreign currency		Won equivalent

			In Millions of Won
Assets:
Cash (*)	US$	70,350,186	Won	86,214	US$	289,455,479	Won	378,926
	JPY	384,014,405		3,834		—		—
	EUR	508,988		612		—		—
Trade receivables	US$	55,481,176		67,992	US$	42,416,185		55,527
	JPY	1,029,222,190		10,275	JPY	1,464,432,497		16,041
	EUR	7,841		9		—
Other receivables	US$	464,689		569	US$	490,500		642
Guaranty deposits	US$	294,267		361	US$	261,291		342

			Won	169,866			Won	451,478

Liabilities:
Trade payables	US$	51,714,341	Won	59,079	US$	206,203,216	Won	269,941
	JPY	372,414,757		3,718	JPY	157,949,000		1,730
	EUR	481,335		579	EUR	106,441		127
					AUD	112,020		72
Accounts payable, other	US$	4,597,185		5,634	US$	4,493,144		5,882
	JPY	274,155,929		2,737	JPY	375,272,517		4,111
	EUR	3,009,555		3,619	EUR	765,494		912
Accrued expenses	US$	92,391,737		113,226	US$	80,229,624		105,028
	JPY	1,661,330,557		16,586	JPY	830,434,866		9,097
	EUR	6,446,720		7,751	EUR	446,435		532
					AUD	35,831		23
Debentures(**)	US$	814,910,000		998,672	US$	1,053,060,000		1,378,561
	JPY	80,000,000,000		798,696	JPY	80,000,000,000		876,312
Foreign currency loans	US$	59,001,993		72,307	US$	26,406,815		34,569
	JPY	4,903,947,690		48,960	JPY	5,568,000,000		60,991
Loans from foreign financial institutions	US$	392,891,120		481,488	US$	405,147,822		530,379
	JPY	3,587,401,425		35,816	JPY	627,447,347		68,763
	EUR	35,134,518		42,244	DEM	55,181,372		33,609
					FRF	60,457,686		10,979

			Won	2,691,112			Won	3,391,618

(*)	Cash, Cash equivalents, short-term financial instrument, and long-term financial instrument are included.

(**)	Represents par value.

47

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

28.     Related party Transactions:

Significant transactions with related parties for the nine-month period ended September 30, 2002 and 2001 and the related receivables and payables at September 30, 2002 and 2001 are as follows:

Company	Sales		Purchase		Receivables		Payables

			In Millions of Won
POSCO E&C	Won	2,031	Won	645,682	Won	9,676	Won	52,534
Posteel Co., Ltd		1,064,793		1,186		91,051		68
POSCON Co., Ltd		—		100,506		6,526		13,367
Pohang Steel Co., Ltd		168,249		1,003		16,620		566
POSCO Machinery & Engineering Co., Ltd		—		59,975		2,631		7,509
POSDATA Co., Ltd		511		118,421		106		24,750
POSCO Research Institute		—		7,168		—		—
Seung Kwang Co., Ltd		—		1		583		—
POS-AC Co., Ltd		299		11,207		—		556
Changwon Sepecialty Steel Co., Ltd		358		41,634		—		6,550
POSCO Machinery Co., Ltd		—		48,939		1,053		6,327
POSAM		—		215		—		—
POSA		—		53,868		—		7,422
POSCAN		—		33,320		—		—
POA		90,424		50,629		3,554		4,394
PIO		66,909		6,453		2,270		1,469
VPS		—		—		8		—
POS-Tianjin Coil Center Co., Ltd		248		—		—		—
POS-THAI		45		—		—		—
POSVEN		—		—		162,992		—
POSTECH Venture Capital Co., Ltd		37		10		—		42
POSINVEST		—		987		—		—
POSCO Refractories & Environments		—		108,243		1		15,530
Korea Daily News		—		223		—		50
KOBRASCO		—		69,069		—		3,141
UPI		185,840		45		—		—
POSCHROME		—		16,563		—		97
NtoBe		—		6,406		—		483

2002	Won	1,579,744	Won	1,381,753	Won	297,071	Won	144,855

2001	Won	1,401,435	Won	873,253	Won	359,740	Won	102,732

48

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

29.     Research and Development Expenditures:

The Company accounted the cost of ERP and process innovation as other intangible assets. Summary of other intangible assets are as follows:

	2002		2001

December 31	Won	177,320	Won	3,968
Increase		53,073		197,020
Decrease		47,671		14,020

September 30	Won	182,722	Won	186,968

In addition, research and development costs charged to costs of good sold and sales and administrative expenses during the nine-month ended September 30, 2002 and 2001 are Won138,528 million and Won57,932 million, respectively.

49

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

30.     Regional Information:

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea. Regional financial and operating results as of and for the nine-month period ended September 30, 2002 are as follows:

(A)	Regional Major Products

	Pohang mill	Kwangyang Mill

Major Facilities:
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR Coil, etc	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1 ~ 4 furnaces, F furnace, COREX	1 ~ 5 furnaces
Steel manufacturing	1 ~ 2 steel manufacturing	1 ~ 2 steel manufacturing
Hot Roll	1 ~ 2HR	1 ~ 3 HR, Mini mill
Cold Roll	1 ~ 2CR	1 ~ 4 CR
Others	HR, Steel plate, STS and etc	—
Number of employees	9,416 persons	7,236 persons

50

POSCO

NOTES TO FINANCIAL STATEMENTS, Continued
September 30, 2002 and 2001

30.     Regional Information, Continued:

(B)	Regional financial status as of and for the nine-month period ended September 30, 2002 and 2001 are as follows:

2002	Pohang		Kwangyang		Others		Total

	In Millions of Won
Sales (*)	Won	4,627,802	Won	3,896,074	Won	10,004	Won	8,533,880

Fixed assets:
Tangible assets (**)		2,964,588		4,007,558		657,149		7,629,295
Intangible assets		66,694		121,386		132,920		321,000

Total	Won	3,031,282	Won	4,128,944	Won	790,069	Won	7,950,295

Depreciation	Won	420,954	Won	520,982	Won	40,608	Won	982,544

2001	Pohang		Kwangyang		Others		Total

	In Millions of Won
Sales (*)	Won	4,553,254	Won	3,751,758	Won	23,796	Won	8,328,808

Fixed assets:
Tangible assets (**)		2,582,935		4,029,905		780,172		7,393,012
Intangible assets		92,981		142,850		106,035		341,866

Total	Won	2,675,916	Won	4,172,755	Won	886,207	Won	7,734,878

Depreciation (**)	Won	350,216	Won	478,406	Won	32,083	Won	860,705

(*)	Consists of steel products excluding inter-plant transactions between the two plants.

(**)	Represents book value.

51